Exhibit 99.2

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,
India.

CIN : L85195TG1984PLC004507

Tel      :+91 40 4900 2900

Fax     :+91 40 4900 2999

Email :mail@drreddys.com

www.drreddys.com

January 26, 2023

National Stock Exchange of India Ltd. (Stock Code: DRREDDY-EQ)

BSE Ltd. (Stock Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/Madam,

Sub: Form 6-K for the quarter ended December 31, 2022, filed with United States Securities and Exchange Commission.

This is to inform you that the Company has filed its unaudited condensed consolidated interim financial statements prepared under IFRS in Form 6-K for the quarter ended December 31, 2022, with the United States Securities and Exchange Commission on January 26, 2023. A copy of the Form 6-K is attached. The Form 6-K is also available on the Company's website, www.drreddys.com.

This is for your information and records.

Thanking you,

Yours faithfully,

For Dr Reddy’s Laboratories Limited

/s/ K Randhir Singh

K Randhir Singh

Company Secretary, Compliance Officer & Head-CSR

Encl: as above

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Quarter Ended December 31, 2022

Commission File Number 1-15182

DR. REDDY’S LABORATORIES LIMITED

(Translation of registrant’s name into English)

8-2-337, Road No. 3, Banjara Hills

Hyderabad, Telangana 500 034, India

+91-40-49002900

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                                     No ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                                     No ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

QUARTERLY REPORT

Quarter Ended December 31, 2022

Currency of Presentation and Certain Defined Terms

In this Quarterly Report, references to “$” or “dollars” or “U.S.$” or “U.S. dollars” are to the legal currency of the United States, and references to “Rs.” or “rupees” or “Indian rupees” or “INR” are to the legal currency of India, references to “MXN” are to the legal currency of Mexico, references to “ZAR” are to the legal currency of South Africa, references to “UAH” are to the legal currency of Ukraine, references to “GBP” are to the legal currency of the United Kingdom, references to “RUB” or “rouble” or “ruble” are to the legal currency of the Russian Federation and references to “EUR” or “euros” are to the legal currency of the European Union. Our unaudited condensed consolidated interim financial statements are presented in Indian rupees and are prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting” (“IAS 34”). Convenience translation into U.S. dollars with respect to our unaudited condensed consolidated interim financial statements is also presented. References to a particular “fiscal” year are to our fiscal year ended March 31 of such year. References to “ADSs” are to our American Depositary Shares. All references to “IAS” are to the International Accounting Standards, to “IASB” are to the International Accounting Standards Board, to “IFRS” are to International Financial Reporting Standards as issued by the IASB, to “SIC” are to the Standing Interpretations Committee and to "IFRIC" are to the International Financial Reporting Interpretations Committee. References to “FVTOCI” are to fair value through other comprehensive income and to “FVTPL” are to fair value through profit and loss.

References to “U.S. FDA” are to the United States Food and Drug Administration, to “ANDS” are to Abbreviated New Drug Submissions, to “NDAs” are to New Drug Applications, and to “ANDAs” are to Abbreviated New Drug Applications.

References to “U.S.” or “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. References to “EU” are to the European Union. All references to “we”, “us”, “our”, “DRL”, “Dr. Reddy’s” or the “Company” shall mean Dr. Reddy’s Laboratories Limited and its subsidiaries. “Dr. Reddy’s” is a registered trademark of Dr. Reddy’s Laboratories Limited in India. Other trademarks or trade names used in this Quarterly Report are trademarks registered in the name of Dr. Reddy’s Laboratories Limited or are pending before the respective trademark registries, unless otherwise specified. Market share data is based on information provided by IQVIA Holdings Inc. (formerly Quintiles IMS Holdings Inc.) (“IQVIA”), a provider of market research to the pharmaceutical industry, unless otherwise stated.

Our unaudited condensed consolidated interim financial statements are presented in Indian rupees and translated into U.S. dollars for the convenience of the reader. Except as otherwise stated in this report, all convenience translations from Indian rupees to U.S. dollars are at the certified foreign exchange rate of U.S.$1.00 = Rs.82.72, as published by Federal Reserve Board of Governors on December 30, 2022. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

Our main corporate website address is https://www.drreddys.com. Information contained in our website, www.drreddys.com, is not part of this Quarterly Report and no portion of such information is incorporated herein.

Forward-Looking Statements and Risk Factor Summary

In addition to historical information, this quarterly report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In addition to statements which are forward-looking by reason of context, the words “may”, “will”, “should”, “expects”, “plans”, “intends”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, or “continue” and similar expressions identify forward-looking statements. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, risks relating to:

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•	our business and operations in general, including: our ability to develop and commercialize additional pharmaceutical products; manufacturing or quality control problems, which may damage our reputation for quality production and require costly remediation; interruptions in our supply chain; disruptions of our or third party information technology systems or breaches of our data security or other cyber-attacks; the failure to recruit or retain key personnel; significant sales to a limited number of customers in our U.S. market; our ability to successfully bid for suitable acquisition targets or licensing opportunities, or to consummate and integrate acquisitions;

•	in our generics medicines business: consolidation of our customer base and commercial alliances among our customers; the increase in the number of competitors targeting generic opportunities and seeking U.S. market exclusivity for generic versions of significant products; price erosion relating to our generic products, both from competing products and increased regulation; delays in launches of new generic products; efforts of pharmaceutical companies to limit the use of generics including through legislation and regulations; the difficulty and expense of obtaining licenses to proprietary technologies; returns, allowances and chargebacks; and investigations of the calculation of wholesale prices;

•	current challenges associated with conducting business globally, including uncertainty regarding the duration of military conflict between Russia and Ukraine, its magnitude and its adverse effects or economic instability, major hostilities or terrorism;

•	compliance, regulatory and litigation matters, including: uncertainties regarding actual or potential legal proceedings; costs and delays resulting from the extensive governmental regulation to which we are subject; the effects of reforms in healthcare regulation and reductions in pharmaceutical pricing, reimbursement and coverage; governmental investigations into selling and marketing practices; potential liability for patent infringement; product liability claims; increased government scrutiny of our patent settlement agreements; failure to comply with complex Medicare and Medicaid reporting and payment obligations; and environmental risk;

•	other financial and economic risks, including: our exposure to currency fluctuations and restrictions as well as credit risks; potential impairments of our intangible assets; potential significant increases in tax liabilities; and the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business;

•	the impacts of the COVID-19 pandemic on our business and operations, including uncertainty regarding the magnitude, duration, and geographic reach of the COVID-19 pandemic and its impact on our business, financial condition, operations, cash flows, and liquidity and on the economy in general; challenges associated with the adverse effects of the COVID-19 pandemic on the global supply chain; additional regulatory costs or delays in governmental processing time due to modified government operations resulting from the COVID-19 pandemic, including effects on product and patent approvals due to the COVID-19 pandemic;

•	compliance matters including U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws, which impose restrictions and may carry substantial penalties, which risks include without limitation the following: We work with third-party distributors and other agents for the marketing and distribution of our products and, although our policies prohibit these third parties from making improper payments or otherwise violating these anti-bribery laws, any lapses in complying with such anti-bribery laws by these third parties may adversely impact us. We may be subject to injunctions or limitations on future conduct, be required to modify our business practices and compliance programs and/or have a compliance monitor imposed on us, or suffer other criminal or civil penalties or adverse impacts, including lawsuits by private litigants or investigations and fines imposed by local authorities. Actions by our employees, or third-party intermediaries acting on our behalf, in violation of such laws, whether carried out in the United States or elsewhere, may expose us to liability for violations of such anti-bribery laws and accordingly may have a material adverse effect on our reputation and our business, financial positions, results of operations, and/or cash flows;

•	risks of reputational damage and other adverse effects in the event of inadequate performance and management of environmental, social and governance (“ESG”) topics; and

•	those discussed in the sections titled “risk factors” and “operating and financial review and prospects” in our most recent Annual Report on Form 20-F for the fiscal year ended March 31, 2022 and in the section titled “operating and financial review, trend information” in this quarterly report.

Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s analysis and assumptions only as of the date hereof. In addition, readers should carefully review the other information in this quarterly report, in our most recent Annual Report on Form 20-F for the year ended March 31, 2022 and in our periodic reports and other documents filed with and/or furnished to the SEC from time to time.

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ITEM 1. FINANCIAL STATEMENTS

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(in millions, except share and per share data)

		As of
Particulars	Note	December 31, 2022		December 31,2022		March 31, 2022
		Convenience translation (See Note 2(d))
ASSETS
Current assets
Cash and cash equivalents	4	U.S.$	76	Rs.	6,259	Rs.	14,852
Other investments	5		511		42,241		29,513
Trade and other receivables	6		907		75,046		66,764
Inventories	7		596		49,326		50,884
Derivative financial instruments			2		181		1,906
Tax assets			28		2,292		4,035
Other current assets			231		19,142		13,902
Total current assets		U.S.$	2,351	Rs.	194,487	Rs.	181,856
Non-current assets
Property, plant and equipment	8	U.S.$	786	Rs.	64,996	Rs.	62,169
Goodwill	9		54		4,495		4,418
Other intangible assets	10		374		30,906		27,246
Trade and other receivables	6		-		-		54
Investment in equity accounted investees			56		4,615		4,318
Other investments	5		20		1,664		3,668
Deferred tax assets			76		6,306		8,204
Other non-current assets			22		1,831		894
Total non-current assets		U.S.$	1,388	Rs.	114,813	Rs.	110,971
Total assets		U.S.$	3,739	Rs.	309,300	Rs.	292,827
LIABILITIES AND EQUITY
Current liabilities
Trade and other payables		U.S.$	315	Rs.	26,023	Rs.	25,572
Short-term borrowings	11		139		11,468		27,082
Long-term borrowings, current portion	11		57		4,738		1,017
Provisions			59		4,899		4,258
Tax liabilities			16		1,333		1,615
Derivative financial instruments			14		1,189		479
Other current liabilities			420		34,733		33,992
Total current liabilities		U.S.$	1,020	Rs.	84,383	Rs.	94,015
Non-current liabilities
Long-term borrowings	11	U.S.$	18	Rs.	1,457	Rs.	5,746
Deferred tax liabilities			2		160		60
Provisions			1		57		57
Other non-current liabilities			36		2,970		2,422
Total non-current liabilities		U.S.$	56	Rs.	4,644	Rs.	8,285
Total liabilities		U.S.$	1,076	Rs.	89,027	Rs.	102,300
Equity
Share capital	12	U.S.$	10	Rs.	833	Rs.	832
Treasury shares	12		(17)		(1,445)		(1,601)
Share premium			116		9,624		9,280
Share-based payment reserve			20		1,650		1,628
Capital redemption reserve			2		173		173
Debenture redemption reserve			4		304		304
Special economic zone re-investment reserve			3		249		755
Retained earnings			2,499		206,714		175,712
Other components of equity			26		2,171		3,444
Total equity		U.S.$	2,663	Rs.	220,273	Rs.	190,527
Total liabilities and equity		U.S.$	3,739	Rs.	309,300	Rs.	292,827

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

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DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM INCOME STATEMENTS

(in millions, except share and per share data)

		For the nine months ended December 31,						For the three months ended December 31,
Particulars	Note	2022		2022		2021		2022		2021
		Convenience translation (See Note 2(d))
Revenues	13	U.S.$	2,211	Rs.	182,911	Rs.	160,023	Rs.	67,700	Rs.	53,197
Cost of revenues			962		79,565		74,926		27,607		24,585
Gross profit			1,249		103,346		85,097		40,093		28,612
Selling, general and administrative expenses			605		50,034		46,407		17,981		15,411
Research and development expenses			169		14,015		13,156		4,821		4,159
Impairment of non-current assets			2		159		47		134		47
Other (income)/expense, net	14		(68)		(5,626)		(2,470)		732		(240)
Total operating expenses			708		58,582		57,140		23,668		19,377
Results from operating activities (A)			541		44,764		27,957		16,425		9,235
Finance income			38		3,128		1,902		279		504
Finance expense			(13)		(1,074)		(642)		(418)		(215)
Finance income/(expense), net (B)	15		25		2,054		1,260		(139)		289
Share of profit of equity accounted investees, net of tax (C)			4		294		598		60		185
Profit before tax [(A)+(B)+(C)]			570		47,112		29,815		16,346		9,709
Tax expense	16		141		11,637		7,122		3,875		2,644
Profit for the period		U.S.$	429	Rs.	35,475	Rs.	22,693	Rs.	12,471	Rs.	7,065
Earnings per share:
Basic earnings per share of Rs.5/- each		U.S.$	2.58	Rs.	213.69	Rs.	136.82	Rs.	75.09	Rs.	42.58
Diluted earnings per share of Rs.5/- each		U.S.$	2.58	Rs.	213.24	Rs.	136.48	Rs.	74.95	Rs.	42.48

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

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DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

(in millions, except share and per share data)

	For the nine months ended December 31,						For the three months ended December 31,
Particulars	2022		2022		2021		2022		2021
		Convenience translation (See Note 2(d))
Profit for the period	U.S.$	429	Rs.	35,475	Rs.	22,693	Rs.	12,471	Rs.	7,065
Other comprehensive (loss)/income
Items that will not be reclassified subsequently to the consolidated income statement:
Changes in the fair value of financial instruments	U.S.$	(9)	Rs.	(734)	Rs.	(2,587)	Rs.	(60)	Rs.	(1,243)
Actuarial (losses)/gains on post-employment benefit obligations		-		-		-		-		-
Tax impact on above items		(1)		(57)		293		(57)		-
Total of items that will not be reclassified subsequently to the consolidated income statement	U.S.$	(10)	Rs.	(791)	Rs.	(2,294)	Rs.	(117)	Rs.	(1,243)
Items that will be reclassified subsequently to the consolidated income statement:
Changes in the fair value of financial instruments	U.S.$	-	Rs.	(9)	Rs.	-	Rs.	(7)	Rs.	-
Foreign currency translation adjustments		14		1,147		(27)		756		(81)
Effective portion of changes in fair value of cash flow hedges, net		(27)		(2,269)		(88)		1,302		198
Tax impact on above items		8		649		39		(551)		(57)
Total of items that will be reclassified subsequently to the consolidated income statement	U.S.$	(6)	Rs.	(482)	Rs.	(76)	Rs.	1,500	Rs.	60
Other comprehensive (loss)/income for the period, net of tax	U.S.$	(15)	Rs.	(1,273)	Rs.	(2,370)	Rs.	1,383	Rs.	(1,183)
Total comprehensive income for the period	U.S.$	413	Rs.	34,202	Rs.	20,323	Rs.	13,854	Rs.	5,882

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

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DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

(in millions, except share and per share data)

	Share capital(4)		Share premium(4)		Treasury shares(4)		Share-based payment reserve		Fair value reserve(1)		Foreign currency translation reserve		Hedging reserve		Capital redemption reserve		Special economic zone re-investment reserve(2)		Debenture redemption reserve (3)		Actuarial gains /(losses)		Retained earnings		Total
Balance as of April 1, 2022 (A)	Rs.	832	Rs.	9,280	Rs.	(1,601)	Rs.	1,628	Rs.	(1,701)	Rs.	4,835	Rs.	835	Rs.	173	Rs.	755	Rs.	304	Rs.	(525)	Rs.	175,712	Rs.	190,527
Profit for the period		-		-		-		-		-		-		-		-		-		-		-		35,475		35,475
Net change in fair value of equity and debt instruments		-		-		-		-		(743)		-		-		-		-		-		-		-		(743)
Foreign currency translation adjustments, net of tax expense of Rs.48		-		-		-		-		-		1,099		-		-		-		-		-		-		1,099
Effective portion of changes in fair value of cash flow hedges, net of tax benefit of Rs.697		-		-		-		-		-		-		(1,572)		-		-		-		-		-		(1,572)
Actuarial loss on post-employment benefit obligations, net of tax expense of Rs.57		-		-		-		-		-		-		-		-		-		-		(57)		-		(57)
Total comprehensive income (B)	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	(743)	Rs.	1,099	Rs.	(1,572)	Rs.	-	Rs.	-	Rs.	-	Rs.	(57)	Rs.	35,475	Rs.	34,202
Issue of equity shares on exercise of options		1		344		156		(354)		-		-		-		-		-		-		-		-		147
Share-based payment expense		-		-		-		376		-		-		-		-		-		-		-		-		376
Dividend paid																								(4,979)		(4,979)
Total transactions (C)	Rs.	1	Rs.	344	Rs.	156	Rs.	22	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	(4,979)	Rs.	(4,456)
Transfer from special economic zone re-investment reserve on utilization	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	(506)	Rs.	-	Rs.	-	Rs.	506	Rs.	-
Total transfers (D)	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	(506)	Rs.	-	Rs.	-	Rs.	506	Rs.	-
Balance as of December 31, 2022 [(A)+(B)+(C)+(D)]	Rs.	833	Rs.	9,624	Rs.	(1,445)	Rs.	1,650	Rs.	(2,444)	Rs.	5,934	Rs.	(737)	Rs.	173	Rs.	249	Rs.	304	Rs.	(582)	Rs.	206,714	Rs.	220,273
Convenience translation (See note 2(d))	U.S.$	10	U.S.$	116	U.S.$	(18)	U.S.$	20	U.S.$	(30)	U.S.$	72	U.S.$	(9)	U.S.$	2	U.S.$	3	U.S.$	4	U.S.$	(7)	U.S.$	2,499	U.S.$	2,663

Balance as of April 1, 2021 (A)	Rs.	832	Rs.	8,887	Rs.	(1,967)	Rs.	1,461	Rs.	1,540	Rs.	5,049	Rs.	241	Rs.	173	Rs.	1,326	Rs.	-	Rs.	(503)	Rs.	156,023	Rs.	173,062
Profit for the period		-		-		-		-		-		-		-		-		-		-		-		22,693		22,693
Net change in fair value of equity instruments, net of tax benefit of Rs.293		-		-		-		-		(2,294)		-		-		-		-		-		-		-		(2,294)
Foreign currency translation adjustments		-		-		-		-		-		(27)		-		-		-		-		-		-		(27)
Effective portion of changes in fair value of cash flow hedges, net of tax benefit of Rs.39		-		-		-		-		-		-		(49)		-		-		-		-		-		(49)
Total comprehensive income (B)	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	(2,294)	Rs.	(27)	Rs.	(49)	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	22,693	Rs.	20,323
Issue of equity shares on exercise of options		1		369		355		(399)		-		-		-		-		-		-		-		-		326
Share-based payment expense		-		-		-		451		-		-		-		-		-		-		-		-		451
Dividend paid		-		-		-		-		-		-		-		-		-				-		(4,146)		(4,146)
Total transactions (C)	Rs.	1	Rs.	369	Rs.	355	Rs.	52	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	(4,146)	Rs.	(3,369)
Transfer from special economic zone re-investment reserve on utilization		-		-		-		-		-		-		-		-		(344)	Rs.	-		-	Rs.	344	Rs.	-
Total transfers (D)	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	(344)	Rs.	-	Rs.	-	Rs.	344	Rs.	190,016
Balance as of December 31, 2021 [(A)+(B)+(C)+(D)]	Rs.	833	Rs.	9,256	Rs.	(1,612)	Rs.	1,513	Rs.	(754)	Rs.	5,022	Rs.	192	Rs.	173	Rs.	982	Rs.	-	Rs.	(503)	Rs.	174,914	Rs.	190,016

(1)	Represents mark to market gain or loss on financial assets classified as fair value through other comprehensive income (“FVTOCI”). Depending on the category and type of the financial asset, the mark to market gain or loss is either reclassified to the income statement or to retained earnings upon disposal of the investment.

(2)	The Company has created a Special Economic Zone (“SEZ”) Reinvestment Reserve out of profits of its eligible SEZ Units in accordance with the terms of Section 10AA(1) of the Indian Income Tax Act, 1961. This reserve is to be utilized by the Company for acquiring Plant and Machinery in accordance with Section 10AA(2) of such Act.

(3)	The Company has created a Debenture Redemption Reserve out of profits of its subsidiary Aurigene Pharmaceutical Services Limited that issued debentures in accordance with the terms of Section 18(7)(iv) and 18(7)(v) AA(1) of the Companies (Share Capital and Debentures) Rules, 2014. This reserve is to be utilized by the Company for payment of dividend and redemption of debentures.

(4)	Refer to Note 23 of these unaudited condensed consolidated interim financial statements “Merger of Dr. Reddy’s Holdings Limited into Dr. Reddy’s Laboratories Limited”.

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

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DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(in millions, except share and per share data)

	For the nine months ended December 31,
Particulars	2022		2022		2021
		Convenience translation (See Note 2(d))
Cash flows from operating activities:
Profit for the period	U.S.$	429	Rs.	35,475	Rs.	22,693
Adjustments for:
Tax expense		141		11,637		7,122
Fair value changes and profit on sale of financial instruments measured at FVTPL, net		(4)		(323)		(243)
Depreciation and amortization		114		9,447		8,866
Impairment of non-current assets		2		159		47
Allowance for credit losses (on trade receivables and other advances)		1		106		135
Loss/(gain) on sale or de-recognition of non-current assets, net (Refer to Note 14)		1		68		(1,186)
Share of profit of equity accounted investees		(4)		(294)		(598)
Foreign exchange gain, net		(6)		(475)		(334)
Interest expense/(income), net		4		368		(66)
Dividend income		-		- *		-
Equity settled share-based payment expense		5		376		451
Changes in operating assets and liabilities:
Trade and other receivables		(100)		(8,238)		(12,867)
Inventories (Refer to Note 7 for inventory written down)		19		1,558		4,263
Trade and other payables		5		407		3,417
Other assets and other liabilities, net		(49)		(4,060)		1,349
Cash generated from operations		559		46,212		24,523
Income tax paid, net		(85)		(7,016)		(5,534)
Net cash from operating activities	U.S.$	474	Rs.	39,196	Rs.	18,989
Cash flows used in investing activities:
Expenditures on property, plant and equipment		(106)		(8,741)		(10,919)
Proceeds from sale of property, plant and equipment		1		56		191
Expenditures on other intangible assets		(77)		(6,377)		(4,103)
Proceeds from sale of other intangible assets		-		-		2,946
Purchase of other investments		(1,061)		(87,707)		(40,769)
Proceeds from sale of other investments		926		76,614		47,583
Interest and dividend received		7		555		672
Net cash used in investing activities	U.S.$	(309)	Rs.	(25,600)	Rs.	(4,399)
Cash flows used in financing activities:
Proceeds from issuance of equity shares (including treasury shares)		2		147		326
Repayment of short-term borrowings		(188)		(15,569)		(2,083)
Payment of principal portion of lease liabilities		(8)		(698)		(584)
Dividend paid		(60)		(4,979)		(4,146)
Interest paid		(18)		(1,464)		(1,032)
Net cash used in financing activities	U.S.$	(273)	Rs.	(22,563)	Rs.	(7,519)
Net (decrease)/increase in cash and cash equivalents		(108)		(8,967)		7,071
Effect of exchange rate changes on cash and cash equivalents		5		374		85
Cash and cash equivalents at the beginning of the period		180		14,852		14,820
Cash and cash equivalents at the end of the period (Refer to Note 4 for details)	U.S.$	76	Rs.	6,259	Rs.	21,976

* Rounded to the nearest million.

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

9

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

1.	Reporting entity

Dr. Reddy’s Laboratories Limited (the “parent company”), together with its subsidiaries and joint ventures (collectively, the “Company”), is a leading India-based pharmaceutical company headquartered and having its registered office in Hyderabad, Telangana, India. Through its three businesses - Pharmaceutical Services and Active Ingredients, Global Generics and Others – the Company offers a portfolio of products and services, including Active Pharmaceutical Ingredients (“APIs”), Custom Pharmaceutical Services (“CPS”), generics, biosimilars and differentiated formulations.

The Company’s principal research and development facilities are located in the states of Telangana and Andhra Pradesh in India and Cambridge in the United Kingdom; its principal manufacturing facilities are located in the states of Telangana, Andhra Pradesh and Himachal Pradesh in India, Cuernavaca-Cuautla in Mexico and Mirfield in the United Kingdom; and its principal markets are in India, Russia, the United States, the United Kingdom, and Germany. The Company’s shares trade on the Bombay Stock Exchange, the National Stock Exchange, the NSE IFSC Limited in India and on the New York Stock Exchange in the United States.

2.	Basis of preparation of financial statements

a) Statement of compliance

These unaudited condensed consolidated interim financial statements (hereinafter referred to as the “interim financial statements”) are prepared in accordance with IAS 34, “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”). They do not include all of the information required for a complete set of annual financial statements and should be read in conjunction with the audited consolidated financial statements and related notes included in the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2022. These interim financial statements were authorized for issuance by the Company’s Board of Directors on January 25, 2023.

b) Significant accounting policies

The accounting policies applied by the Company in these interim financial statements are the same as those applied by the Company in its audited consolidated financial statements as of and for the year ended March 31, 2022 contained in the Company’s Annual Report on Form 20-F.

Recent accounting pronouncements

Amendments to IFRS 16 “Leases”

In September 2022, the IASB issued Amendments to IFRS 16, “Leases”, adding requirements on explaining the subsequent measurement of sale and leaseback transaction. These amendments will not change the accounting for leases other than those arising in a sale and leaseback transaction.

These amendments are effective for annual reporting periods beginning on or after January 1, 2024. Earlier application is permitted. The aforesaid amendments are not expected to have a material impact on these interim financial statements.

Several other amendments and interpretations apply for the first time in the fiscal year ending March 31, 2023, but do not have an impact on these interim financial statements.

10

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

2. Basis of preparation of financial statements (continued)

c) Basis of measurement

These interim financial statements have been prepared on the historical cost convention and on an accrual basis, except for the following material items in the statements of financial position:

•	derivative financial instruments are measured at fair value;
•	financial assets are measured either at fair value or at amortized cost, depending on the classification;
•	employee defined benefit assets/(liabilities) are recognized as the net total of the fair value of plan assets, adjusted for actuarial gains/(losses) and the present value of the defined benefit obligation;
•	long-term borrowings are measured at amortized cost using the effective interest rate method;
•	share-based payments are measured at fair value;
•	investments in joint ventures are accounted for using the equity method;
•	assets acquired and liabilities assumed as part of business combinations are measured at fair value;
•	contingent consideration arising out of business combination are measured at fair value; and

•	right-of-use assets are recognized at the present value of lease payments that are not paid at that date. This amount is adjusted for any lease payments made at or before the commencement date, lease incentives received and initial direct costs incurred, if any.

d) Convenience translation

These interim financial statements have been prepared in Indian rupees. Solely for the convenience of the reader, these interim financial statements as of and for the nine months ended December 31, 2022 have been translated into U.S. dollars at the certified foreign exchange rate of U.S.$1.00 = Rs.82.72, as published by the Federal Reserve Board of Governors on December 30, 2022. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. Such convenience translation is not subject to review by the Company’s independent registered public accounting firm.

e) Functional and presentation currency

These interim financial statements are presented in Indian rupees, which is the functional currency of the parent company. All financial information presented in Indian rupees has been rounded to the nearest million.

In respect of certain non-Indian subsidiaries that operate as marketing arms of the parent company in their respective countries/regions, the functional currency has been determined to be the functional currency of the parent company (i.e., the Indian rupee). The operations of these entities are largely restricted to importing of finished goods from the parent company in India, sales of these products in the foreign country and making of import payments to the parent company. The cash flows realized from sales of goods are available for making import payments to the parent company and cash is paid to the parent company on a regular basis. The costs incurred by these entities are primarily the cost of goods imported from the parent company. The financing of these subsidiaries is done directly or indirectly by the parent company.

In respect of subsidiaries whose operations are self-contained and integrated within their respective countries/regions, the functional currency has been generally determined to be the local currency of those countries/regions, unless use of a different currency is considered appropriate.

f) Use of estimates and judgments

The preparation of interim financial statements in conformity with International Financial Reporting Standards as issued by the IASB (“IFRS”) requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. In preparing these interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the audited consolidated financial statements as of and for the year ended March 31, 2022.

11

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

3.	Segment reporting

The Chief Operating Decision Maker (“CODM”) evaluates the Company’s performance and allocates resources based on an analysis of various performance indicators by operating segments. The CODM reviews revenue and gross profit as the performance indicator for all of the operating segments, and does not review the total assets and liabilities of an operating segment. The Co-Chairman and Managing Director was previously the CODM of the Company. Pursuant to certain organizational changes, effective December 1, 2020, the office of Chief Executive Officer (“CEO”) assumed the authority and responsibility for making decisions about resources to be allocated to various segments and assessing their performance. Consequently, the CEO is the CODM of the Company.

The Company’s reportable operating segments are as follows:

•	Global Generics;
•	Pharmaceutical Services and Active Ingredients (“PSAI”); and
•	Others. *

As discussed below, Proprietary Products ceased to be deemed a reportable operating segment effective April 1, 2022.

Global Generics. This segment consists of the Company’s business of manufacturing and marketing prescription and over-the-counter finished pharmaceutical products ready for consumption by the patient, marketed under a brand name (branded formulations) or as generic finished dosages with therapeutic equivalence to branded formulations (generics). This segment includes the operations of the Company’s biologics business.

Pharmaceutical Services and Active Ingredients. This segment primarily consists of the Company’s business of manufacturing and marketing active pharmaceutical ingredients and intermediates, also known as “API”, which are the principal ingredients for finished pharmaceutical products. Active pharmaceutical ingredients and intermediates become finished pharmaceutical products when the dosages are fixed in a form ready for human consumption such as a tablet, capsule or liquid using additional inactive ingredients. This segment also includes the Company’s contract research services business and the manufacture and sale of active pharmaceutical ingredients and steroids in accordance with the specific customer requirements.

Others. * This segment consists of the Company’s other business operations which includes its wholly-owned subsidiaries, Aurigene Oncology Limited (“AOL”) (formerly Aurigene Discovery Technologies Limited), SVAAS Wellness Limited (“SVAAS”) and the Company’s Proprietary Products business. AOL is a discovery stage biotechnology company developing novel and best-in-class therapies in the fields of oncology and inflammation. AOL works with established pharmaceutical and biotechnology companies through customized models of drug-discovery collaborations. SVAAS is in the business of providing digital healthcare and information technology enabled business support services. Proprietary Products business focuses on the research and development of differentiated formulations and is expected to earn revenues arising out of monetization of such assets and subsequent royalties, if any.

*As the revenues and gross profits of the Proprietary Products segment are considerably lower than the quantitative thresholds mentioned in IFRS 8, “Operating Segments”, the Company believes that Proprietary Products segment no longer qualifies to be a reportable segment and consequently, effective April 1, 2022, the Company included the financial information relating to its Proprietary Products segment in “Others”. The corresponding information relating to the Proprietary Products segment for earlier periods has been restated to reflect the aforementioned change.

The measurement of each segment’s revenues, expenses and assets is consistent with the accounting policies that are used in preparation of the Company’s consolidated financial statements.

12

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

3. Segment reporting (continued)

Information about segments:	For the nine months ended December 31, 2022								For the nine months ended December 31, 2021
Segments	Global Generics		PSAI		Others(2)		Total		Global Generics		PSAI		Others(2)		Total
Revenues(1)	Rs.	159,511	Rs.	21,282	Rs.	2,118	Rs.	182,911	Rs.	133,052	Rs.	23,183	Rs.	3,788	Rs.	160,023
Gross profit	Rs.	99,221	Rs.	2,752	Rs.	1,373	Rs.	103,346	Rs.	76,440	Rs.	5,434	Rs.	3,223	Rs.	85,097
Selling, general and administrative expenses								50,034								46,407
Research and development expenses								14,015								13,156
Impairment of non-current assets								159								47
Other income, net								(5,626)								(2,470)
Results from operating activities							Rs.	44,764							Rs.	27,957
Finance income, net								2,054								1,260
Share of profit of equity accounted investees, net of tax								294								598
Profit before tax							Rs.	47,112							Rs.	29,815
Tax expense								11,637								7,122
Profit for the period							Rs.	35,475							Rs.	22,693

Information about segments:	For the three months ended December 31, 2022								For the three months ended December 31, 2021
Segments	Global Generics		PSAI		Others(2)		Total		Global Generics		PSAI		Others(2)		Total
Revenues(1)	Rs.	59,241	Rs.	7,758	Rs.	701	Rs.	67,700	Rs.	44,508	Rs.	7,271	Rs.	1,418	Rs.	53,197
Gross profit	Rs.	38,255	Rs.	1,409	Rs.	429	Rs.	40,093	Rs.	25,731	Rs.	1,638	Rs.	1,243	Rs.	28,612
Selling, general and administrative expenses								17,981								15,411
Research and development expenses								4,821								4,159
Impairment of non-current assets								134								47
Other expense /(income), net								732								(240)
Results from operating activities							Rs.	16,425							Rs.	9,235
Finance (expense)/income, net								(139)								289
Share of profit of equity accounted investees, net of tax								60								185
Profit before tax							Rs.	16,346							Rs.	9,709
Tax expense								3,875								2,644
Profit for the period							Rs.	12,471							Rs.	7,065

(1)	Revenues for the nine months ended December 31, 2022 and 2021 do not include inter-segment revenues from the PSAI segment to the Global Generics segment, which amount to Rs.4,975 and Rs.4,556, respectively and from the PSAI segment to the Others segment which amount to Rs.128 and Rs.Nil, respectively. Revenues for the three months ended December 31, 2022 and 2021 do not include inter-segment revenues from the PSAI segment to the Global Generics segment, which amount to Rs.2,348 and Rs.1,616, respectively and from the PSAI segment to the Others segment which amount to Rs.36 and Rs.Nil, respectively.

(2)	As the revenues and gross profits of the Proprietary Products segment are considerably lower than the quantitative thresholds mentioned in IFRS 8, “Operating Segments”, the Company believes that Proprietary Products segment no longer qualifies to be a reportable segment and consequently, effective April 1, 2022, the Company included the financial information relating to the Proprietary Products segment in “Others”. The corresponding information relating to Proprietary Products segment for earlier periods has been restated to reflect the aforementioned change.

13

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

3. Segment reporting (continued)

Analysis of revenues by geography:

The following table shows the distribution of the Company’s revenues by country, based on the location of the customers:

	For the nine months ended December 31,				For the three months ended December 31,
Country	2022		2021		2022		2021
India	Rs.	37,123	Rs.	33,818	Rs.	11,654	Rs.	10,834
United States		80,243		59,821		32,233		20,264
Russia		16,037		14,015		6,875		4,746
Others(1)		49,508		52,369		16,938		17,353
	Rs.	182,911	Rs.	160,023	Rs.	67,700	Rs.	53,197

(1)	Others include Germany, the United Kingdom, Ukraine, China, Canada and other countries across the world.

14

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

4. Cash and cash equivalents

Cash and cash equivalents consist of the following:

	As of
	December 31, 2022		March 31, 2022
Cash on hand	Rs.	1	Rs.	1
Balances with banks		5,627		14,494
Term deposits with banks (original maturities less than 3 months)		631		357
Cash and cash equivalents in the statements of financial position	Rs.	6,259	Rs.	14,852
Bank overdrafts used for cash management purposes		-		-
Cash and cash equivalents in the statement of cash flow	Rs.	6,259	Rs.	14,852
Restricted cash balances included above
Balance in unclaimed dividends and debenture interest account	Rs.	88	Rs.	86
Balances in Escrow account pursuant to the Business Transfer Agreement with Wockhardt Limited		40		40
Balances in Escrow account pursuant to the Business Transfer Agreement with Nimbus Health GmbH (Refer to Note 24 for details)		44		84
Other restricted cash balances		73		72
Total restricted cash balances	Rs.	245	Rs.	282

5. Other investments

Other investments consist of investments in units of mutual funds, equity securities, bonds and debentures, commercial paper, limited liability partnership firm interests and term deposits with banks (i.e., certificates of deposit having an original maturity period exceeding 3 months). The details of such investments as of December 31, 2022 and March 31, 2022 are as follows:

	As of December 31, 2022						As of March 31, 2022
	Cost		Unrealized gain/(loss)		Fair value/ amortized cost(1)		Cost		Unrealized gain/(loss)		Fair value/ amortized cost(1)
Current portion
In units of mutual funds	Rs.	25,573	Rs.	207	Rs.	25,780	Rs.	16,714	Rs.	37	Rs.	16,751
In term deposits with banks(1)		9,153		-		9,153		9,340		-		9,340
In bonds(1)		4,893		-		4,893		2,249		-		2,249
In commercial paper(1)		2,328		-		2,328		973		-		973
In equity securities		214		(127)		87		214		(14)		200
	Rs.	42,161	Rs.	80	Rs.	42,241	Rs.	29,490	Rs.	23	Rs.	29,513
Non-current portion
In equity securities	Rs.	2,701	Rs.	(2,435)	Rs.	266	Rs.	2,701	Rs.	(1,701)	Rs.	1,000
In term deposits with banks(1)		-		-		-		2,000		-		2,000
In limited liability partnership firm		400		(22)		378		400		(14)		386
In bonds(1)		-		-		-		256		-		256
In market linked debentures		1,000		(9)		991		-		-		-
Others		29		-		29		26		-		26
	Rs.	4,130	Rs.	(2,466)	Rs.	1,664	Rs.	5,383	Rs.	(1,715)	Rs.	3,668

(1)	Interest accrued but not due on bonds, debentures and term deposits with banks is included in Other current assets.

15

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

5. Other investments (continued)

For the purpose of measurement, the aforesaid investments are classified as follows:

Investments in units of mutual funds	Fair value through profit and loss
Investments in bonds, commercial paper, term deposits with banks and others	Amortized cost
Investment in market linked debentures	Fair value through other comprehensive income
Investments in equity securities	Fair value through other comprehensive income (on account of irrevocable option elected at time of transition) and fair value through profit and loss
Investment in limited liability partnership firm	Fair value through profit and loss

6.  Trade and other receivables

	As of
	December 31, 2022		March 31, 2022
Current
Trade and other receivables, gross	Rs.	76,267	Rs.	67,958
Less: Allowance for credit losses		(1,221)		(1,194)
Trade and other receivables, net	Rs.	75,046	Rs.	66,764
Non-current
Trade and other receivables, gross(1)	Rs.	-	Rs.	54
Less: Allowance for credit losses		-		-
Trade and other receivables, net	Rs.	-	Rs.	54

(1)	Balance as of March 31, 2022, represents amounts receivable pursuant to an out-licensing arrangement with a customer. As these amounts were not expected to be realized within twelve months from the end of the reporting date, they were disclosed as non-current.

During the nine months ended December 31, 2022, pursuant to an arrangement with a bank, the Company sold to the bank certain of its trade receivables forming part of its Global Generics segment, on a non-recourse basis. The receivables sold were mutually agreed upon with the bank after considering the creditworthiness and contractual terms with the customer. The Company has transferred substantially all the risks and rewards of ownership of such receivables sold to the bank, and accordingly, the same were derecognized in the statements of financial position. As on December 31, 2022, the amount of trade receivables de-recognized pursuant to the aforesaid arrangement was Rs.5,856.

7.  Inventories

Inventories consist of the following:

	As of
	December 31, 2022		March 31, 2022
Raw materials	Rs.	11,978	Rs.	13,707
Work-in-progress		11,623		12,886
Finished goods (includes stock-in-trade)		21,631		20,491
Packing materials, stores and spares		4,094		3,800
	Rs.	49,326	Rs.	50,884

Details of inventories recognized in the interim income statement are as follows:

	For the nine months ended December 31,				For the three months ended December 31,
	2022		2021		2022		2021
Raw materials, consumables and changes in finished goods and work in progress	Rs.	53,505	Rs.	52,427	Rs.	18,654	Rs.	17,161
Inventory write-downs		4,092		3,017		1,359		986

During the nine months and three months ended December 31, 2022, an amount of Rs.2,806 and Rs.435, respectively representing government grants has been accounted for as a reduction from cost of revenues.

16

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

8. Property, plant and equipment

	For the nine months ended December 31,				For the year ended March 31,
	2022		2021		2022
Opening balance	Rs.	62,169	Rs.	57,111	Rs.	57,111
Cost of assets acquired during the period		9,459		12,038		15,930
Assets acquired through business combinations		-		-		2
Net book value of assets disposed of during the period		(585)		(141)		(283)
Depreciation expense		(6,402)		(6,114)		(8,152)
Impairment loss(1)		(17)		-		(2,659)
Effect of changes in foreign exchange rates		372		77		220
Closing balance	Rs.	64,996	Rs.	62,971	Rs.	62,169

(1)	During the year ended March 31, 2022, there was a significant decline in the expected cash flows of the Company’s subsidiary, Dr. Reddy’s Laboratories Louisiana, LLC (Shreveport Cash Generating Unit (“CGU”)). Consequently, the Company tested the carrying amount of the CGU, being the smallest identifiable group of assets that generate cash inflows that are largely independent of the cash inflows from other assets or group of assets. This resulted in the recoverable amount of the CGU being lower than its carrying amount. Accordingly, the Company recognized an impairment loss of the entire carrying value of Rs.2,570 for property, plant and equipment, Rs.89 for capital-work-in-progress and Rs.392 for goodwill.

In addition, a further impairment loss of Rs.17 representing the additions made to property, plant and equipment during the nine months ended December 31, 2022 has been recognized as the recoverable amount continues to be lower than the carrying value.

This impairment loss pertains to the Company’s Global Generics segment.

Capital commitments

As of December 31, 2022 and March 31, 2022, the Company was committed to spend Rs.7,720 and Rs.7,991, respectively, under agreements to purchase property, plant and equipment. This amount is net of capital advances paid in respect of such purchase commitments.

9. Goodwill

Goodwill arising on business combinations is not amortized but is tested for impairment at least annually, or more frequently if there is any indication that the cash generating unit to which goodwill is allocated is impaired.

The following table presents goodwill as of December 31, 2022 and March 31, 2022:

	As of
	December 31, 2022		March 31, 2022
Opening balance, gross	Rs.	21,094	Rs.	20,852
Goodwill arising on business combinations(1)		-		260
Effect of changes in foreign exchange rates		77		(18)
Impairment loss(2)		(16,676)		(16,676)
Closing balance	Rs.	4,495	Rs.	4,418

(1)	Refer to Note 24 of these interim financial statements for further details.

(2)	The impairment loss of Rs.16,676 includes Rs.16,003 pertaining to the Company’s German subsidiary, betapharm Arzneimittel GmbH, which is part of the Company’s Global Generics segment. This impairment loss was recorded for the years ended March 31, 2009 and 2010.

17

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

10. Other intangible assets

	For the nine months ended December 31,				For the year ended March 31,
	2022		2021		2022
Opening balance	Rs.	27,246	Rs.	35,648	Rs.	35,648
Cost of assets acquired during the period(1)		6,382		906		1,195
Assets acquired through business combinations(2)		-		-		106
Net book value of assets disposed of during the period(3)		-		(1,882)		(1,882)
Amortization expense		(3,045)		(2,752)		(3,672)
Impairment loss(4)		(142)		(47)		(4,511)
Effect of changes in foreign exchange rates		465		162		362
Closing balance	Rs.	30,906	Rs.	32,035	Rs.	27,246

(1)	During the nine months ended December 31, 2022, the Company entered into the following transactions:

•	The acquisition of the cardiovascular brand and trademark Cidmus® in India from Novartis AG for total consideration of Rs.4,633 (U.S.$61).

•	The acquisition of a portfolio of branded and generic injectable products from Eton Pharmaceuticals, Inc. for an upfront payment of Rs.395 (U.S.$5) and certain other milestone payments of up to U.S.$30 payable upon completion of the respective milestones.

•	A licensing agreement with Slayback Pharma LLC to acquire rights in brimonidine tartrate ophthalmic solution 0.025%, the private label equivalent of Lumify®, in the United States for an upfront payment of Rs.475 (U.S.$6) and certain other milestone payments of up to U.S.$6 payable upon completion of the respective milestones.

(2)	Refer to Note 24 of these interim financial statements for further details.

(3)	During the nine months ended December 31, 2021, the Company entered into a definitive agreement with Citius Pharmaceuticals, Inc. (“Citius”) pursuant to which it sold all of its rights relating to its anti-cancer agent E7777 (denileukin diftitox) to Citius. Under the terms of the agreement, the Company received U.S.$40 upfront upon the closing of the transaction, and is entitled to a milestone payment of up to U.S.$40 related to the CTCL (cutaneous Tcell lymphoma) upon indication regulatory approval and up to U.S.$70 in milestone payments upon additional indication regulatory approvals. Further, the Company will receive certain sales-based milestones and tiered earn-out payments. Consequently, an amount of Rs.1,064, representing the excess of sale consideration over the carrying cost, has been recognized as gain on sale of intangible assets and was included under “Other (income)/expense, net”. The transaction pertains to the Company’s Proprietary Products business (reflected in the Others segment).

(4)	Total impairment loss for the year ended March 31, 2022 was Rs.4,511 of which (a) Rs.4,337 relate to PPC-06 (Tepilamide Fumarate Extended Release Tablets), an in process research and development (“IPR&D”) asset forming part of the Company’s Proprietary Products business (reflected in the Others segment); and (b) Rs.174 pertain to other IPR&D and other intangible assets forming part of the Company’s Global Generics segment.

Details of significant separately acquired intangible assets as of December 31, 2022 are as follows:

Particulars of the asset	Acquired from	Carrying cost
Select portfolio of branded generics business	Wockhardt Limited	Rs.	12,836
Cardiovascular brand Cidmus® in India	Novartis AG		4,628
Select portfolio of dermatology, respiratory and pediatric assets	UCB India Private Limited and affiliates		3,685
Various ANDAs	Teva and an affiliate of Allergan		2,959
Select Anti-Allergy brands	Glenmark Pharmaceuticals Limited		1,310
Habitrol® brand	Novartis Consumer Health Inc.		1,008

18

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

11.  Loans and borrowings

Short-term borrowings

Short-term borrowings consist of “pre-shipment credit” drawn by the parent company and other unsecured loans drawn by the parent company and certain of its subsidiaries in Russia, Brazil, Mexico, Ukraine and Switzerland which are repayable within 12 months from the date of drawdown.

Short-term borrowings consist of the following:

	As of
	December 31, 2022		March 31, 2022
Pre-shipment credit	Rs.	3,000	Rs.	18,211
Other working capital borrowings		8,468		8,871
	Rs.	11,468	Rs.	27,082

The interest rate profile of short-term borrowings from banks is given below:

As of
	December 31, 2022		March 31, 2022
	Currency(1)	Interest Rate(2)	Currency(1)	Interest Rate(2)
Pre-shipment credit	INR	3 Months T-bill + 20 bps	INR	3 Months T-bill minus 5 bps
			INR	3 Months T-bill
			INR	3 Months T-bill + 25 bps
Other working capital borrowings	RUB	9.80% to 14.10%	RUB	8.88%
	MXN	TIIE + 1.15%	MXN	TIIE + 1.15%
	BRL	CDI + 1.20%	BRL	CDI + 1.79%
	INR	8.64%	INR	4.00%
			U.S.$	1 Months LIBOR+ 80 bps
			UAH	13.00%

(1)	“INR” means Indian rupees, “U.S.$” means United States Dollars, “RUB” means Russian roubles, “MXN” means Mexican pesos, “BRL” means Brazilian reals and “UAH” means Ukrainian hryvnia.

(2)	“LIBOR” means the London Inter-bank Offered Rate, “TIIE” means the Equilibrium Inter-banking Interest Rate (Tasa de Interés Interbancaria de Equilibrio), “T-bill” means the India Treasury bill interest rate, “CDI” means the Brazilian interbank deposit rate (Certificado de Depósito Interbancário).

Uncommitted lines of credit from banks

The Company had uncommitted lines of credit of Rs.61,709 and Rs.39,989 as of December 31, 2022 and March 31, 2022, respectively, from its banks for working capital requirements. The Company can draw upon these lines of credit based on its working capital requirements.

Long-term borrowings

Long-term borrowings consist of the following:

	As of
	December 31, 2022				March 31, 2022
	Non – current		Current		Non – current		Current
Non-convertible debentures issued by APSL subsidiary(1)	Rs.	-	Rs.	3,800	Rs.	3,800	Rs.	-
Obligations under leases		1,457		938		1,946		1,017
	Rs.	1,457	Rs.	4,738	Rs.	5,746	Rs.	1,017

(1)	“APSL subsidiary” refers to Aurigene Pharmaceutical Services Limited.

During the year ended March 31, 2021, the APSL subsidiary issued non-convertible debentures for Rs.3,800. The aforesaid non-convertible debentures are repayable at par after 3 years following the date of issue (i.e., by June 2023).

19

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

11. Loans and borrowings (continued)

The interest rate profiles of long-term borrowings (other than obligations under leases) as of December 31, 2022 and March 31, 2022 were as follows:

	As of
	December 31, 2022		March 31, 2022
	Currency(1)	Interest Rate	Currency(1)	Interest Rate
Non-convertible debentures	INR	6.77%	INR	6.77%

(1)	“INR” means Indian rupees.

12. Share capital

The following table presents the changes in number of equity shares and amount of equity share capital for the nine months ended December 31, 2022 and for the year ended March 31, 2022:

	As of
	December 31, 2022			March 31, 2022
	Number	Amount		Number	Amount
Opening number of equity shares/share capital	166,425,849	Rs.	832	166,301,231	Rs.	832
Add: Equity shares issued pursuant to employee stock option plans(1)	97,790		1	124,618		-	*
Closing number of equity shares/share capital	166,523,639	Rs.	833	166,425,849	Rs.	832
Treasury shares(2)	422,761	Rs.	1,445	468,471	Rs.	1,601

*Rounded to the nearest million.

(1)	During the nine months ended December 31, 2022 and for the year ended March 31, 2022, equity shares were issued as a result of the exercise of vested options granted to employees pursuant to the Dr. Reddy’s Employees Stock Option Scheme, 2002 and the Dr. Reddy’s Employees ADR Stock Option Scheme, 2007. The options exercised had an exercise price of Rs.5, Rs.2,607, Rs.2,814 or Rs.3,679 per share. Upon the exercise of such options, the amount of compensation cost (computed using the grant date fair value) previously recognized in the “share based payment reserve” was transferred to “share premium” in the unaudited condensed consolidated interim statements of changes in equity.

(2)	Pursuant to the special resolution approved by the shareholders in the Annual General Meeting held on July 27, 2018, the Dr. Reddy’s Employees ESOS Trust (the “ESOS Trust”) was formed to support the Dr. Reddy’s Employees Stock Option Scheme, 2018 by acquiring, from the Company or through secondary market acquisitions, equity shares which are used for issuance to eligible employees (as defined therein) upon exercise of stock options thereunder. During the nine months ended December 31, 2022 and for the year ended March 31, 2022, an aggregate of 45,710 and 106,730 equity shares, respectively, were issued as a result of the exercise of vested options granted to employees pursuant to the Dr. Reddy’s Employees Stock Option Scheme, 2018. The options exercised had an exercise price of Rs.2,607, Rs.2,814 or Rs.3,679 per share. Upon the exercise of such options, the amount of compensation cost (computed using the grant date fair value) previously recognized in the “share based payment reserve” was transferred to “share premium” in the unaudited condensed consolidated interim statements of changes in equity. In addition, any difference between the carrying amount of treasury shares and the consideration received was recognized in the “share premium”. As of December 31, 2022 and March 31, 2022, the ESOS Trust had outstanding 422,761 and 468,471 shares, respectively, which it purchased from the secondary market for an aggregate consideration of Rs.1,445 and Rs.1,601, respectively.

20

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

13. Revenue from contracts with customers

	For the nine months ended December 31,				For the three months ended December 31,
	2022		2021		2022		2021
Sales	Rs.	176,166	Rs.	154,461	Rs.	66,354	Rs.	51,032
Service income		3,071		3,306		999		1,649
License fees(1)		3,674		2,256		347		516
	Rs.	182,911	Rs.	160,023	Rs.	67,700	Rs.	53,197

(1)	During the nine months ended December 31, 2022 includes the following amounts:
•	Rs.902 from sale of brands Z&D, Pedicloryl, Pecef and Ezinapi to J B Chemicals and Pharmaceuticals Limited; and
•	Rs.1,399 from sale of brands Styptovit-E, Finast, Finast-T and Dynapres to Torrent Pharmaceuticals Limited.

The amounts recognized above are adjusted for expected sales returns. These transactions pertain to the Company’s Global Generics segment.

During the nine months ended December 31, 2021, the Company entered into a definitive agreement with BioDelivery Sciences International, Inc., pursuant to which the Company sold its U.S. and Canada territory rights for ELYXYBTM (celecoxib oral solution) 25 mg/mL. Upon successful completion of the closing conditions, the Company had recognized an amount of Rs.1,084 as licensee fee from this transaction.

Refund liabilities on account of sales returns amounting to Rs.4,177 and Rs.3,583 as of December 31, 2022 and March 31, 2022, respectively, have been included in provisions forming part of current liabilities.

14. Other (income)/expense, net

Other (income)/expense, net consists of the following:

	For the nine months ended December 31,				For the three months ended December 31,
	2022		2021		2022		2021
Loss/(gain) on sale or de-recognition of non-current assets, net(1)(2)	Rs.	1,072	Rs.	(1,186)	Rs.	1004	Rs.	(25)
Sale of spent chemicals		(282)		(252)		(101)		(101)
Scrap sales		(224)		(154)		(85)		(48)
Miscellaneous income, net(3)		(6,192)		(878)		(86)		(66)
	Rs.	(5,626)	Rs.	(2,470)	Rs.	732	Rs.	(240)

(1)	Included in the three months and nine months ended December 31, 2022, an amount of Rs.991 (EUR 11.36) representing the loss on sale of assets, pursuant to an agreement with Delpharm Development Leiden B.V for the transfer of certain assets, liabilities and employees at its site at Leiden, Netherlands. This transaction pertains to the Company’s Global Generics segment.

(2)	Refer to Note 10 of these interim financial statements for further details.

(3)	Miscellaneous income for the nine months ended December 31, 2022 includes an amount of Rs.5,638 (U.S.$71.39 discounted to present value) towards the settlement of an ongoing patent litigation relating to the launch of a product with Indivior Inc., Indivior UK Limited, and Aquestive Therapeutics, Inc. Refer to Note 22 (“Contingencies – Product and patent related matters – Launch of Product”) in these interim financial statements for further details.

21

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

15.  Finance income/(expense), net

Finance income/(expense), net consists of the following:

	For the nine months ended December 31,				For the three months ended December 31,
	2022		2021		2022		2021
Interest income	Rs.	706	Rs.	708	Rs.	273	Rs.	262
Fair value changes and profit on sale of financial instruments measured at FVTPL, net		323		243		245		26
Foreign exchange gain/(loss), net		2,099		951		(239)		216
Finance income (A)	Rs.	3,128	Rs.	1,902	Rs.	279	Rs.	504
Interest expense		(1,074)		(642)		(418)		(215)
Finance expense (B)	Rs.	(1,074)	Rs.	(642)	Rs.	(418)	Rs.	(215)
Finance income/(expense), net [(A)+(B)]	Rs.	2,054	Rs.	1,260	Rs.	(139)	Rs.	289

16. Income taxes

Income tax expense is recognized based on the Company’s best estimate of the average annual income tax rate for the fiscal year applied to the pre-tax income of the interim period. The average annual income tax rate is determined for each taxing jurisdiction and applied individually to the interim period pre-tax income of each jurisdiction. The difference between the estimated average annual income tax rate and the enacted tax rate is accounted for by a number of factors, including the effect of differences between Indian and foreign tax rates, expenses that are not deductible for tax purposes, income exempted from income taxes, and effects of changes in tax laws and rates.

The Company has considered the impact of recent tax regulations and developments, including updates to its estimate on the impact of adoption of the Taxation Laws (Amendment) Act 2019, in determining its tax expense for the three months and nine months ended December 31, 2022.

	For the nine months ended December 31,				For the three months ended December 31,
	2022		2021		2022		2021
Weighted average tax rate		24.7%		23.9%		23.7%		27.2%
Tax expense	Rs.	11,637	Rs.	7,122	Rs.	3,875	Rs.	2,644
Tax (benefit)/expense recognized directly in the equity	Rs.	(591)	Rs.	(332)	Rs.	657	Rs.	57

The effective rate of tax for the three months ended December 31, 2022 was lower as compared to the three months ended December 31, 2021 primarily on account of the changes in our jurisdictional mix of earnings (i.e., an increase in the proportion of our profits from lower tax jurisdictions and decrease in proportion of our profits from higher tax jurisdictions).

Tax (benefits)/expenses recognized directly in the equity primarily relates to tax effects on the changes in fair value of financial instruments and the changes in fair value of cash flow hedges.

Uncertain tax positions

During the years ended March 31, 2014, 2015 and 2016, Industrias Quimicas Falcon de Mexico, S.A. de CV, a wholly-owned subsidiary of the Company in Mexico, received a notice from Mexico’s Tax Administration Service, Servicio de Administracion Tributaria (“SAT”), with respect to disallowance on account of transfer pricing adjustments pertaining to the calendar years ended December 31, 2006, December 31, 2007 and December 31, 2008. The associated tax impact is Rs.1,075 (MXN 253) and profit share impact is Rs.106 (MXN 25). The Company filed an administrative appeal with the General Contentious Administration of the SAT by challenging these disallowances and, during February and March 2017, the Company received an order of the SAT confirming these disallowances by dismissing its administrative appeal. The Company appealed the order from SAT and filed an appeal with the Tribunal Federal de Justicia Administrativa (Federal Tax and Administrative Court of Mexico) in March and April 2017. During December 2022, the Company received an order from Tribunal Federal de Justicia Administrativa (Federal Tax and Administrative Court of Mexico) confirming the disallowances proposed by the SAT. The Company believes that the likelihood of any liability that may arise of the Order from Federal Tax and Administrative Court of Mexico is not probable and the Company intends to file an appeal with the Collegiate Circuit Court of the Federal Judicial Branch by January 31, 2023. The Company believes that it is more likely than not that it would prevail over the SAT in this litigation. Accordingly, no provision has been made in these interim financial statements.

22

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

17.  Nature of expense

The following table shows supplemental information related to certain “nature of expense” items for the three and nine months ended December 31, 2022 and 2021:

	For the nine months ended December 31,				For the three months ended December 31,
Depreciation	2022		2021		2022		2021
Cost of revenues	Rs.	4,526	Rs.	4,198	Rs.	1,593	Rs.	1,416
Selling, general and administrative expenses		1,148		1,130		401		377
Research and development expenses		728		786		251		273
	Rs.	6,402	Rs.	6,114	Rs.	2,245	Rs.	2,066

	For the nine months ended December 31,				For the three months ended December 31,
Amortization	2022		2021		2022		2021
Cost of revenues	Rs.	-	Rs.	-	Rs.	-	Rs.	-
Selling, general and administrative expenses		3,027		2,736		1,020		905
Research and development expenses		18		16		6		5
	Rs.	3,045	Rs.	2,752	Rs.	1,026	Rs.	910

	For the nine months ended December 31,				For the three months ended December 31,
Employee benefits	2022		2021		2022		2021
Cost of revenues	Rs.	9,896	Rs.	8,731	Rs.	3,448	Rs.	2,843
Selling, general and administrative expenses		19,876		16,736		6,935		5,488
Research and development expenses		3,934		3,663		1,350		1,230
	Rs.	33,706	Rs.	29,130	Rs.	11,733	Rs.	9,561

18. Employee benefit plans

Gratuity benefits provided by the parent company

In accordance with applicable Indian laws, the Company has a defined benefit plan which provides for gratuity payments (the “Gratuity Plan”) and covers certain categories of employees in India. The Gratuity Plan provides a lump sum gratuity payment to eligible employees at retirement or termination of their employment. The amount of the payment is based on the respective employee’s last drawn salary and the years of employment with the Company. Effective September 1, 1999, the Company established the Dr. Reddy’s Laboratories Gratuity Fund (the “Gratuity Fund”) to fund the Gratuity Plan. Liabilities in respect of the Gratuity Plan are determined by an actuarial valuation, based upon which the Company makes contributions to the Gratuity Fund. Trustees administer the contributions made to the Gratuity Fund. Amounts contributed to the Gratuity Fund are invested in bonds issued by the Government of India and in debt securities and equity securities of Indian companies. The liability recorded by the parent company towards this obligation was Rs.71 and Rs.544 as of December 31, 2022 and March 31, 2022, respectively.

Compensated absences

The Company provides for accumulation of compensated absences by certain categories of its employees. These employees can carry forward a portion of the unutilized compensated absences and utilize them in future periods or receive cash in lieu thereof as per the Company’s policy. The Company records a liability for compensated absences in the period in which the employee renders the services that increases this entitlement. The total liability recorded by the Company towards this obligation was Rs.1,024 and Rs.1,061 as of December 31, 2022 and March 31, 2022, respectively.

23

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

19.  Employee stock incentive plans

Pursuant to the special resolutions approved by the shareholders in the Annual General Meetings held on September 24, 2001, on July 27, 2005, and on July 27, 2018 respectively, the Company instituted the Dr. Reddy’s Employees Stock Option Scheme, 2002 (the “DRL 2002 Plan”), the Dr. Reddy’s Employees ADR Stock Option Scheme, 2007 (the “DRL 2007 Plan”), and Dr. Reddy’s Employees Stock Option Scheme, 2018 (the “DRL 2018 Plan”), respectively, each of which allows for grants of stock options to eligible employees.

Grants under Stock Incentive Plans

The terms and conditions of the grants made during the nine months ended December 31, 2022 under the above plans were as follows:

Particulars	Grant Date	Number of instruments		Exercise price		Vesting period	Contractual life
DRL 2007 Plan	May 19, 2022	94,302		Rs.	3,906.00	3 years	5 years
DRL 2018 Plan	May 19, 2022	177,363		Rs.	3,906.00	1 to 4 years	5 years
DRL 2007 Plan	July 27, 2022	37,268	*	Rs.	5.00	2 to 4 years	5 years
DRL 2018 Plan	July 27, 2022	4,872		Rs.	4,212.00	1 to 4 years	5 years
DRL 2007 Plan	October 27, 2022	14,002		Rs.	5.00	2 to 4 years	5 years
DRL 2018 Plan	October 27, 2022	3,820		Rs.	4,443.00	1 to 4 years	5 years

*Pursuant to approval by the Nomination, Governance and Compensation Committee, these granted options were cancelled on October 27, 2022.

The terms and conditions of the grants made during the nine months ended December 31, 2021 under the above plans were as follows:

Particulars	Grant Date	Number of instruments	Exercise price		Vesting period	Contractual life
DRL 2002 Plan	May 13, 2021	68,808	Rs.	5.00	1 to 4 years	5 years
DRL 2007 Plan	May 13, 2021	55,884	Rs.	5.00	1 to 4 years	5 years
DRL 2007 Plan	May 13, 2021	5,144	Rs.	5,301.00	1 to 4 years	5 years
DRL 2018 Plan	May 13, 2021	8,700	Rs.	5,301.00	1 to 4 years	5 years
DRL 2002 Plan	October 28, 2021	30,208	Rs.	5.00	2 to 3 years	5 years
DRL 2002 Plan	October 28, 2021	2,524	Rs.	5.00	1 to 4 years	5 years
DRL 2018 Plan	October 28, 2021	156	Rs.	4,663.00	1 to 4 years	5 years

The fair value of services received in return for stock options granted to employees is measured by reference to the fair value of stock options granted. The fair value of stock options has been measured using the Black-Scholes-Merton valuation model at the date of the grant. The expected term of an option (its “option life”) is estimated based on the vesting term and contractual term.

The weighted average inputs used in computing the fair value of such grants were as follows:

	October 27, 2022		October 27, 2022
Expected volatility		26.38%		28.13%
Exercise price	Rs.	5.00	Rs.	4,443.00
Option life		2.75 Years		5.0 Years
Risk-free interest rate		7.09%		7.35%
Expected dividends		0.67%		0.67%
Grant date share price	Rs.	4,491.00	Rs.	4,491.00

	July 27, 2022		July 27, 2022
Expected volatility		28.41%		27.65%
Exercise price	Rs.	4,212.00	Rs.	5.00
Option life		5.0 Years		6.0 Years
Risk-free interest rate		7.13%		6.81%
Expected dividends		0.70%		0.70%
Grant date share price	Rs.	4,260.00	Rs.	4,260.00

24

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

19. Employee stock incentive plans (continued)

	May 19, 2022		May 19, 2022		May 19, 2022
Expected volatility		28.27%		28.28%		28.32%
Exercise price	Rs.	3,906.00	Rs.	3,906.00	Rs.	3,906.00
Option life		5.5 Years		4.5 Years		5.0 Years
Risk-free interest rate		7.24%		7.13%		7.17%
Expected dividends		0.76%		0.76%		0.76%
Grant date share price	Rs.	3,929.00	Rs.	3,929.00	Rs.	3,929.00

	October 28, 2021		October 28, 2021		October 28, 2021
Expected volatility		29.20%		28.53%		29.04%
Exercise price	Rs.	4,663.00	Rs.	5.00	Rs.	5.00
Option life		5.0 Years		2.5 Years		5.0 Years
Risk-free interest rate		5.94%		4.86%		5.99%
Expected dividends		0.55%		0.55%		0.54%
Grant date share price	Rs.	4,570.00	Rs.	4,570.00	Rs.	4,570.00

	May 13, 2021		May 13, 2021
Expected volatility		29.38%		30.02%
Exercise price	Rs.	5,301.00	Rs.	5.00
Option life		5.0 Years		2.5 Years
Risk-free interest rate		5.70%		4.64%
Expected dividends		0.47%		0.47%
Grant date share price	Rs.	5,301.00	Rs.	5,301.00

Share-based payment expense

	For the nine months ended December 31,				For the three months ended December 31,
	2022		2021		2022		2021
Equity settled share-based payment expense(1)	Rs.	376	Rs.	451	Rs.	113	Rs.	161
Cash settled share-based payment expense(2)		182		144		67		42
	Rs.	558	Rs.	595	Rs.	180	Rs.	203

(1)	As of December 31, 2022 and 2021, there was Rs.681 and Rs.862, respectively, of total unrecognized compensation cost related to unvested stock options. This cost is expected to be recognized over a weighted-average period of 1.95 years and 1.95 years, respectively.

(2)	Certain of the Company’s employees are eligible to receive share based payment awards that are settled in cash. These awards vest only upon satisfaction of certain service conditions which range from 1 to 4 years. These awards entitle the employees to a cash payment on the vesting date. The amount of the cash payment is determined based on the share price of the Company at the time of vesting. As of December 31, 2022 and 2021, there was Rs.238 and Rs.149, respectively, of total unrecognized compensation cost related to unvested awards. This cost is expected to be recognized over a weighted-average period of 2.06 years and 1.90 years, respectively. This scheme does not involve dealing in or subscribing to or purchasing securities of the Company, directly or indirectly.

25

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

20. Related parties

The Company has entered into transactions with the following related parties:

•	Green Park Hotel and Resorts Limited for hotel services;
•	Green Park Hospitality Services Private Limited for catering and other services;
•	Dr. Reddy’s Foundation towards contributions for social development;
•	Kunshan Rotam Reddy Pharmaceuticals Company Limited for sales of goods and for research and development services;
•	Pudami Educational Society towards contributions for social development;
•	Indus Projects Private Limited for engineering services relating to civil works;
•	CERG Advisory Private Limited for professional consulting services;
•	Dr. Reddy’s Institute of Life Sciences for research and development services;
•	AverQ Inc. for professional consulting services;
•	Shravya Publications Private Limited for professional consulting services;
•	Samarjita Management Consultancy Private Limited for professional consulting services;
•	Cancelled Plans LLP for the sale of scrap materials;
•	Araku Originals Private Limited for the purchase of coffee powder;
•	DRES Energy Private Limited for the purchase of solar power; and
•	Stamlo Industries Limited for hotel services.

These are enterprises over which key management personnel have control or significant influence. “Key management personnel” consists of the Company’s Directors and members of the Company’s Management Council. The Company has also entered into cancellable operating lease transactions with key management personnel and close members of their families.

Further, the Company contributes to the Dr. Reddy’s Laboratories Gratuity Fund, which maintains the plan assets of the Company’s Gratuity Plan for the benefit of its employees. See Note 18 of these interim financial statements for information on transactions between the Company and the Gratuity Fund.

The following is a summary of significant related party transactions:

	For the nine months ended December 31,				For the three months ended December 31,
	2022		2021		2022			2021
Research and development services received	Rs.	87	Rs.	88	Rs.	31		Rs.	36
Sale of goods		61		102		61			89
License fees				57					57
Lease rentals received		1		1		-	*		-	*
Lease rentals paid		29		28		10			10
Catering expenses paid		261		250		106			90
Hotel expenses paid		27		14		12			7
Facility management services paid		32		27		13			9
Purchase of Solar power		85		90		32			29
Civil works		27		52		-			7
Professional consultancy services paid		3		73		3			30
Contributions towards social development		346		252		123			58
Salaries to relatives of key management personnel		13		10		4			3

* Rounded to the nearest million.

The Company had the following amounts due from related parties as of the following dates:

	As of
	December 31, 2022		March 31, 2022
Key management personnel and close members of their families	Rs.	8	Rs.	8
Other related parties		1		1

26

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

20. Related parties (continued)

The Company had the following amounts due to related parties as of the following dates:

	As of
	December 31, 2022		March 31, 2022
Due to related parties	Rs.	16	Rs.	10

The following table describes the components of compensation paid or payable to key management personnel for the services rendered during the applicable period:

	For the nine months ended December 31,				For the three months ended December 31,
	2022		2021		2022		2021
Salaries and other benefits	Rs.	740	Rs.	481	Rs.	253	Rs.	160
Contributions to defined contribution plans		23		24		8		8
Commission to directors		309		282		103		94
Share-based payments expense		161		169		53		62
	Rs.	1,232	Rs.	956	Rs.	417	Rs.	324

Some of the key management personnel of the Company are also covered under the Company’s Gratuity Plan along with the other employees of the Company. Proportionate amounts of gratuity accrued under the Company’s Gratuity Plan have not been separately computed or included in the above disclosure.

21. Financial instruments

Financial instruments by category

The carrying value and fair value of financial instruments as of December 31, 2022 and March 31, 2022 were as follows:

	As of December 31, 2022				As of March 31, 2022
	Total carrying value		Total fair value		Total carrying value		Total fair value
Assets:
Cash and cash equivalents	Rs.	6,259	Rs.	6,259	Rs.	14,852	Rs.	14,852
Other investments(1)		43,905		43,905		33,181		33,181
Trade and other receivables		75,046		75,046		66,818		66,818
Derivative financial assets		181		181		1,906		1,906
Other assets(2)		4,686		4,686		2,347		2,347
Total	Rs.	130,077	Rs.	130,077	Rs.	119,104	Rs.	119,104
Liabilities:
Trade and other payables	Rs.	26,023	Rs.	26,023	Rs.	25,572	Rs.	25,572
Derivative financial liabilities		1,189		1,189		479		479
Long-term borrowings		6,195		6,195		6,763		6,763
Short-term borrowings		11,468		11,468		27,082		27,082
Other liabilities and provisions(3)		28,283		28,283		26,238		26,238
Total	Rs.	73,158	Rs.	73,158	Rs.	86,134	Rs.	86,134

(1)	Interest accrued but not due on investments is included in other assets.

(2)	Other assets that are not financial assets (such as receivables from statutory authorities, export benefit receivables, prepaid expenses, advances paid and certain other receivables) of Rs.16,287 and Rs.12,449 as of December 31, 2022 and March 31, 2022, respectively, are not included.

(3)	Other liabilities and provisions that are not financial liabilities (such as statutory dues payable, deferred revenue, advances from customers and certain other accruals) of Rs.14,376 and Rs.14,491 as of December 31, 2022 and March 31, 2022, respectively, are not included.

27

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

21. Financial instruments (continued)

Fair value hierarchy

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).

Level 3 - Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following table presents the fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of December 31, 2022:

Particulars	Level 1		Level 2		Level 3		Total
FVTPL - Financial asset - Investments in units of mutual funds	Rs.	25,780	Rs.	-	Rs.	-	Rs.	25,780
FVTPL - Financial asset - Investment in limited liability partnership firm		-		-		378		378
FVTPL - Financial asset - Investments in equity securities		-		-		88		88
FVTOCI - Financial asset - Investments in equity securities		265		-		-		265
FVTOCI - Financial asset - Investments in market linked debentures		991						991
Derivative financial instruments – net (loss)/gain on outstanding foreign exchange forward, option and swap contracts and interest rate swap contracts(1)		-		(1,008)		-		(1,008)

The following table presents the fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of March 31, 2022:

Particulars	Level 1		Level 2		Level 3		Total
FVTPL - Financial asset - Investments in units of mutual funds	Rs.	16,751	Rs.	-	Rs.	-	Rs.	16,751
FVTPL - Financial asset - Investment in limited liability partnership firm		-		-		386		386
FVTPL - Financial asset - Investments in equity securities		200		-		1		201
FVTOCI - Financial asset - Investments in equity securities		999		-		-		999
Derivative financial instruments – net gain/(loss) on outstanding foreign exchange forward, option and swap contracts and interest rate swap contracts(1)		-		1,427		-		1,427

(1)	The Company enters into derivative financial instruments with various counterparties, principally financial institutions and banks. Derivatives valued using valuation techniques with market observable inputs are mainly interest rate swaps, foreign exchange forward option and swap contracts. The most frequently applied valuation techniques include forward pricing, swap models and Black-Scholes-Merton models (for option valuation), using present value calculations. The models incorporate various inputs including foreign exchange forward rates, interest rate curves and forward rate curves.

As of December 31, 2022 and March 31, 2022, the changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationships and other financial instruments recognized at fair value.

Hedges of foreign currency exchange rate risks

The Company is exposed to exchange rate risk which arises from its foreign exchange revenues and expenses (primarily in U.S. dollars, U.K. pounds sterling, Russian roubles, Brazilian reals, Swiss francs, South African rands, Kazakhstan tenges, Romanian new leus, Australian dollars, Euros, Thai bahts, Chilean pesos, Colombian pesos and Brazilian reals) and its foreign currency debt (in Russian roubles, Mexican pesos, and Brazilian reals).

The Company uses foreign exchange forward contracts, option contracts and swap contracts (derivative financial instruments) to mitigate its risk of changes in foreign currency exchange rates. The Company also uses non-derivative financial instruments as part of its foreign currency exposure risk mitigation strategy. Non-derivative financial instruments consist of investments in mutual funds, bonds, commercial papers, equity and debt securities, trade receivables, cash and cash equivalents, loans and borrowings, and trade payables.

28

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

21. Financial instruments (continued)

Details of gain/(loss) recognized in respect of derivative contracts

The following table presents details in respect of the gain/(loss) recognized in respect of derivative contracts during the applicable period ended:

	For the nine months ended December 31,				For the three months ended December 31,
	2022		2021		2022		2021
Net (loss)/gain recognized in finance costs in respect of foreign exchange derivative contracts and cross currency interest rate swaps contracts	Rs.	(5,317)	Rs.	635	Rs.	(108)	Rs.	623
Net (loss)/gain recognized in equity in respect of hedges of highly probable forecast transactions, net of amounts reclassified from equity and recognized as component of revenue		(2,269)		(88)		1,302		198
Net (loss)/gain reclassified from equity and recognized as component of revenue occurrence of forecasted transaction		(3,669)		45		(1,387)		(41)

The net carrying amount of the Company’s “hedging reserve” as a component of equity before adjusting for tax impact was a loss of Rs.985 as of December 31, 2022, as compared to a gain of Rs.313 as of December 31, 2021 and Rs.1,284 as of March 31, 2022.

22. Contingencies

The Company is involved in disputes, lawsuits, claims, governmental and/or regulatory inspections, inquiries, investigations and proceedings (collectively, “Legal Proceedings”), including patent and commercial matters that arise from time to time in the ordinary course of business. Most of the claims involve complex issues. Often, these issues are subject to uncertainties and therefore the probability of a loss, if any, being sustained and an estimate of the amount of any loss is difficult to ascertain. Consequently, for a majority of these claims, it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of the proceedings. This is due to a number of factors, including: the stage of the proceedings (in many cases trial dates have not been set) and the overall length and extent of pre-trial discovery; the entitlement of the parties to an action to appeal a decision; clarity as to theories of liability; damages and governing law; uncertainties in timing of litigation; and the possible need for further legal proceedings to establish the appropriate amount of damages, if any. In these cases, the Company discloses information with respect to the nature and facts of the case. The Company also believes that disclosure of the amount sought by plaintiffs, if that is known, would not be meaningful with respect to those legal proceedings.

Although there can be no assurance regarding the outcome of any of the Legal Proceedings referred to in this Note, the Company does not expect them to have a materially adverse effect on its financial position, results of operations and cash flows, as it believes that the likelihood of loss in excess of amounts accrued (if any) is not probable. However, if one or more of such Legal Proceedings were to result in judgments against the Company, such judgments could be material to its results of operations and cash flows in a given period.

Note 32 to the Consolidated Financial Statements in the Company’s Annual Report on Form 20-F for the year ended March 31, 2022 contains a summary of significant Legal Proceedings. The following is a summary, as of the date of this quarterly report, of significant developments in those proceedings as well as any new significant proceedings commenced since the date such Annual Report on Form 20-F was filed.

29

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

22. Contingencies (continued)

Product and patent related matters

Launch of product

With regard to the patent litigation as disclosed in Note 32 to the Consolidated Financial Statements in the Company’s Annual Report on Form 20-F for the year ended March 31, 2022, the Company was previously a party to patent litigation with Indivior Inc. and Indivior UK Limited (collectively, “Indivior”) and Aquestive Therapeutics, Inc. (“Aquestive”) relating to the Company’s generic buprenorphine and naloxone sublingual film, 2 mg/0.5 mg, 4 mg/1 mg, 8 mg/2 mg, and 12 mg/3 mg dosages, a therapeutic equivalent generic version of Suboxone® sublingual film in United States.

On June 23, 2022, the Company entered into a settlement agreement with Indivior and Aquestive. Under this settlement, the Company will receive payments totaling U.S.$72 by March 31, 2024. The agreement resolves all claims between the parties relating to the Company’s generic buprenorphine and naloxone sublingual film, 2 mg/0.5 mg, 4 mg/1 mg, 8 mg/2 mg, and 12 mg/3 mg dosages, including Indivior’s and Aquestive’s patent infringement allegations and the Company’s antitrust counterclaims. On June 28, 2022 the U.S. District Court for the District of New Jersey dismissed all claims and counterclaims pending in the case with prejudice, pursuant to a joint stipulation of dismissal filed by the parties.

Other product and patent related matters

Ranitidine recall and litigation

On October 1, 2019, the Company initiated a voluntary nationwide recall (at the retail level for over-the-counter products and at the consumer level for prescription products) of its ranitidine medications sold in the United States due to the presence of N-Nitrosodimethylamine (“NDMA”) above levels established by the U.S. FDA. On November 1, 2019, the U.S. FDA issued a statement indicating that it had found levels of NDMA in ranitidine from its testing generally that were “similar to the levels you would expect to be exposed to if you ate common foods like grilled or smoked meats.” See https://www.fda.gov/news-events/press-announcements/statement-new-testing-results-including-low-levels-impurities-ranitidine-drugs. On April 1, 2020, the U.S. FDA issued a press release announcing that it was requesting manufacturers to withdraw all prescription and over-the-counter ranitidine drugs from the market immediately. See https://www.fda.gov/news-events/press-announcements/fda-requests-removal-all-ranitidine-products-zantac-market.

Individual federal court personal injury lawsuits, as well as various class actions, were transferred to the In re Zantac (Ranitidine) Products Liability Litigation Multidistrict Litigation in the Southern District of Florida, MDL-2924 (“MDL-2924”). The Company and/or one or more of its U.S. subsidiaries have been named as a defendant in over 400 lawsuits in MDL-2924. A census registry established in MDL-2924 includes tens of thousands of claimants who did not file complaints but preserved claims against the many pharmaceutical manufacturer, distributor and retailer defendants in MDL-2924.In August 2022, the defendants exited all registry plaintiffs alleging non-designated cancers (i.e. types of cancers that are not being pursued by plaintiffs’ leadership in the MDL-2924) and all registry plaintiffs alleging designated cancers who did not commit to filing a complaint in federal court. As a result, state court filings have commenced. MDL-2924 also involves a proposed nationwide consumer class action and a proposed nationwide class action for medical monitoring. A third-party payor class action was dismissed without prejudice. On November 7, 2022, such dismissal was affirmed by the U.S. Court of Appeals for the Eleventh Circuit.

On December 31, 2020, the MDL-2924 Court ruled on multiple motions to dismiss in MDL-2924 and granted the generic manufacturers’ (the Company is a generic manufacturer) motion to dismiss based on federal preemption. The plaintiffs’ failure-to-warn and design defect claims against the Company were dismissed with prejudice, but the Court permitted plaintiffs to attempt to replead several claims/theories. Plaintiffs filed their amended complaints and the defendants, including the Company, filed motions to dismiss seeking dismissal of all claims against them on March 24, 2021. On July 8, 2021, the Court dismissed the proposed nationwide consumer class action and proposed nationwide class action for medical monitoring against the Company and other generic manufacturers with prejudice based on federal preemption. The MDL-2924 Court’s dismissal decisions have been piecemeal appealed by plaintiffs to the U.S. Court of Appeals for the Eleventh Circuit, resulting in three rounds of appeals. Motions to dismiss rounds two and three of plaintiffs’ appeals have been filed, but no merits briefing or oral argument has yet occurred. In addition, rounds two and three of plaintiffs’ appeals are stayed in light of the bankruptcy proceedings involving co-defendant Par Pharmaceutical (a subsidiary of Endo). While the generic manufacturer defendants were previously dismissed with prejudice from the MDL-2924 on federal preemption grounds, the brand manufacturer defendants were not dismissed, and therefore have continued to litigate. Following substantial briefing and argument, on December 6, 2022, the MDL-2924 Court entered an Omnibus Order on All Pending Daubert Motions and Defendants’ Summary Judgment Motion. In so doing, the Court granted brand defendants’ motions to exclude plaintiffs’ expert witnesses and entered summary judgment in favor of the brand defendants as to all claims involving bladder, esophageal, gastric, liver, and pancreatic cancers.

30

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

22. Contingencies (continued)

Several ranitidine-related actions are currently pending against the Company in state courts. The New Mexico State Attorney General filed suit against the Company’s U.S. subsidiary, and multiple other manufacturers and retailers. The State of New Mexico asserted claims of statutory and common law public nuisance and negligence against the Company. The Company joined in an effort to transfer the case from the Santa Fe County Court to MDL-2924, but the case was remanded by the MDL-2924 Court to the Santa Fe County Court. Plaintiff filed an amended complaint on April 16, 2021. The defendants’ motions to dismiss, including the Company’s federal preemption motion to dismiss, were denied. The case is currently in the discovery stage. Trial has been scheduled on or after September 15, 2025. In November 2020, the City of Baltimore filed a similar action against the Company’s U.S. subsidiary, and multiple other manufacturers and retailers. The City of Baltimore asserts public nuisance and negligence claims against the Company. The City of Baltimore action also was transferred to MDL-2924 and subsequently was remanded to the Circuit Court of Maryland. The City of Baltimore filed an amended complaint, which the defendants moved to dismiss. The Company’s federal preemption motion to dismiss was granted in February 2022 and it is not currently a defendant in the case. In January 2021, the Company was served in a Proposition 65 case filed by the Center for Environmental Health (“CFEH”) in the Superior Court of Alameda County, California. The plaintiff purports to bring the case on behalf of the people of California and alleges that the Company violated Proposition 65, a California law requiring manufacturers to disclose the presence of carcinogens in consumer products. The Company and other defendants filed demurrers (motions to dismiss) in the case, and on May 7, 2021 the Court granted the generic manufacturer defendants’ demurrers without leave to amend the pleadings. CFEH appealed that decision and appellate briefing is completed. Oral argument has not been scheduled yet, and the Court has not ruled.

As mentioned, a large number of claimants were exited from the MDL-2924 census registry by the defendants. As a result, more than 40 state court cases involving a total of more than 360 plaintiffs have been filed against the Company in California, Illinois, New Jersey, New York, and Pennsylvania state courts. More state court filings could follow. The California cases were filed in Alameda County and have now been transferred to the existing Judicial Council Coordinated Proceedings (“JCCP”) proceedings (which has been pending for years with respect to the brand defendants). The Illinois cases have been filed in Madison, St. Clair and Cook Counties and have been consolidated for pretrial purposes in Cook County, with plaintiffs attempting to get trial dates established in certain cases. The Pennsylvania cases were filed in Philadelphia County and are consolidated in the Philadelphia Complex Litigation Center. The New York cases were filed in New York and Suffolk Counties, and the parties are seeking pretrial consolidation in New York County. The New Jersey cases were filed in Middlesex County. Generally, they allege, among other things, failure to warn, design defect and negligence. The defendants have moved, or intend to move, to dismiss these cases.

The Company believes that all of the aforesaid complaints and asserted claims are without merit and it denies any wrongdoing and intends to vigorously defend itself against the allegations. Any liability that may arise on account of these claims is unascertainable at this time. Accordingly, no provision was made in these interim financial statements of the Company.

Internal Investigation

The Company received an anonymous complaint in September 2020, alleging that healthcare professionals in Ukraine and potentially in other countries were provided with improper payments by or on behalf of the Company in violation of U.S. anti-corruption laws, specifically the U.S. Foreign Corrupt Practices Act. The Company disclosed the matter to the U.S. Department of Justice (“DOJ”), Securities and Exchange Commission (“SEC”) and Securities Exchange Board of India. The Company engaged a U.S. law firm to conduct the investigation at the instruction of a committee of the Company’s Board of Directors. On July 6, 2021 the Company received a subpoena from the SEC for the production of related documents, which were provided to the SEC.

The Company made presentations to the SEC and the DOJ in relation to the investigation with respect to certain countries during the current and previous fiscal year. The Company also made a presentation to the SEC and the DOJ in relation to its Global Compliance Framework, including the ongoing enhancement initiatives, during the nine months ended December 31, 2022. The Company is complying with its listing obligations as it relates to updating the regulatory agencies. While the findings from the aforesaid investigations could result in government or regulatory enforcement actions against the Company in the United States and/or foreign jurisdictions, which can lead to civil and criminal sanctions under relevant laws, the outcomes including liabilities are not reasonably ascertainable at this time.

31

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

22. Contingencies (continued)

Other matters

Class Action under the Canadian Competition Act filed in Federal Court in Toronto, Canada

On June 3, 2020, a Class Action Statement of Claim was filed by an individual consumer in Federal Court in Toronto, Canada, against the Company’s U.S. and Canadian subsidiaries and 52 other generic drug companies. The Statement of Claim alleges an industry-wide, overarching conspiracy to violate Section 36 of the Canadian Competition Act by conspiring to allocate the market, fix prices, and maintain the supply of generic drugs in Canada. The action is brought on behalf of a class of all persons, from January 1, 2012 to the present, who purchased generic drugs in the private sector. The Statement of Claim states that it seeks damages against all defendants on a joint and several basis, attorney’s fees and costs of investigation and prosecution. An Amended Statement of Claim was served on the Company’s U.S. and Canadian subsidiaries on January 15, 2021 and added an additional 20 generic drug companies. The Amended Statement of Claim also removed the identification of defendant companies with conspiracy allegations regarding specific generic drugs and alleges a conspiracy to allocate the North America Market as to all generic drugs in Canada. A Second Fresh as Amended Statement of Claim was served on the Company's U.S. and Canadian subsidiaries on August 24, 2022 and adds an additional 10 drug companies. The Second Fresh as Amended Statement of Claim reinstituted the identification of defendant companies with conspiracy allegations regarding specific generic drugs.

The Company believes that the asserted claims are without merit and intends to vigorously defend itself against the allegations. Any liability that may arise on account of this claim is unascertainable. Accordingly, no provision was made in these interim financial statements.

Civil Investigative Demand from the Office of the Attorney General, State of Texas

On or about November 10, 2014, Dr. Reddy’s Laboratories, Inc., one of the Company’s subsidiaries in the United States, received a Civil Investigative Demand (“CID”) from the Office of the Attorney General, State of Texas (the “Texas AG”) requesting certain information, documents and data regarding sales and price reporting practices in the U.S. marketplace for certain products (the “Covered Conduct”) for the time-period between January 1, 1995 and the date of the CID. On or about June 23, 2021, the Texas AG contacted the Company’s counsel to request additional information related to the Texas AG’s investigation and the Covered Conduct for the time-period of October 1, 2003 through February 29, 2012. The Company has continued to cooperate and respond to the Texas AG’s requests for information related to the Covered Conduct.

As on March 31, 2022, the Company based on its best estimate, was carrying a provision of Rs.983 in this regard.

On June 1, 2022, Dr. Reddy’s Laboratories, Inc. entered into a Settlement Agreement and Release with the Texas AG and the Texas Health & Human Services Commission related to the Covered Conduct. Pursuant to the Settlement Agreement and Release, on July 6, 2022, Dr. Reddy’s Laboratories, Inc. paid the total sum of U.S.$12.9 to the State of Texas as a full and final settlement of any claims being investigated by the State of Texas in relation to the Covered Conduct. Neither Dr. Reddy’s Laboratories, Inc. nor the Company admitted to any facts or liability in connection with this settlement. The settlement was a compromise and settlement on disputed issues of fact and law.

32

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

23. Merger of Dr. Reddy’s Holdings Limited into Dr. Reddy’s Laboratories Limited

The Board of Directors, at its meeting held on July 29, 2019, had approved the amalgamation of Dr. Reddy’s Holdings Limited (“DRHL”), an entity held by the Promoter Group, which holds 24.83% of Dr. Reddy’s Laboratories Limited (the “Company”) into the Company (the “Scheme”). This Scheme is subject to the approval of shareholders, stock exchanges, the National Company Law Tribunal (“NCLT”) and other relevant regulators as per the provisions of Section 230 to 232 and any other applicable provisions of the Companies Act, 2013.

The Scheme was intended to simplify the shareholding structure and reduction of shareholding tiers. The Promoter Group cumulatively was to continue to hold the same number of shares in the Company, pre and post the amalgamation. All costs, charges and expenses relating to the Scheme will be borne out of the surplus assets of DRHL. Further, any expense, if exceeding the surplus assets of DRHL, will be borne directly by the Promoter Group.

During the fiscal year ended March 31, 2020, the Scheme was approved by the board of directors, members and unsecured creditors of the Company. The no-observation letters from the BSE Limited and National Stock Exchange of India Limited were received on the basis of no comments received from Securities and Exchange Board of India (“SEBI”). The petition for approval of the said Scheme was filed with the Hon’ble NCLT, Hyderabad Bench.

The aforementioned Scheme was approved by the NCLT, Hyderabad Bench vide its Order dated April 5, 2022. Subsequently, the Company filed the NCLT order, with the Ministry of Company Affairs on April 8, 2022 (“Effective Date”). Pursuant to the Scheme of Amalgamation and Arrangement as approved by the NCLT, an aggregate of 41,325,300 equity shares, face value of Rs.5 each held by DRHL in the share capital of the Company have been cancelled and an equivalent 41,325,300 number of equity shares, face value of Rs.5 each were allotted to the shareholders of DRHL. There was no change in the total equity shareholding (Promoter/Public Shareholding) of the Company, on account of the allotment/cancellation of equity shares pursuant to the approved Scheme.

The Scheme also provides that the Promoters of the Company will jointly and severally indemnify, defend and hold harmless the Company, its directors, employees, officers, representatives, or any other person authorized by the Company (excluding the Promoters) for any liability, claim, or demand, which may devolve upon the Company on account of this amalgamation.

24. Business Combination

Acquisition of Nimbus Health, GmbH

On February 3, 2022, the Company entered into an agreement with Nimbus Health, GmbH (“Nimbus Health”) to acquire 100% of the share capital of Nimbus Health along with the existing employees.

The Company completed the acquisition effective as of February 24, 2022.

The consideration involved an upfront payment of Rs.337, and additional performance and milestone-based earn-outs over the next four years pursuant to fulfillment of certain conditions.

Nimbus Health is a licensed pharmaceutical wholesaler in Germany focusing on medical cannabis-based products. The acquisition will allow the Company to build on Nimbus Health strengths and introduce medical cannabis-based medicines as a promising treatment option for patients.

The Company has accounted for the transaction under IFRS 3, “Business Combinations”.

During the three months ended June 30, 2022, the Company completed the purchase price allocation. There is no change in the fair values of assets and liabilities which was included on a provisional basis as of March 31, 2022.

33

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

24. Business Combination (continued)

Tabulated below are the fair values of the assets acquired, including goodwill, and liabilities assumed on the acquisition date:

Particulars	Amount
Cash		Rs.337
Payment through Escrow account		84
Total consideration	Rs.	421
Assets acquired
Goodwill		Rs.260
Property, plant and equipment		2
Other intangible assets		106
Inventories		144
Trade receivables		45
Cash and cash equivalents		11
Other assets		2
Deferred tax asset		2
Liabilities assumed
Trade payables		(141)
Other liabilities		(10)
Total net assets	Rs.	421

The total goodwill of Rs.260 consists largely of the synergies and economies of scale expected from the acquired business, together with the value of the workforce acquired. This goodwill has been assigned to the Company’s Global Generics segment.

The amount of revenue and loss pertaining to the acquired business was not material for the nine months ended December 31, 2022.

25. Impact of military conflict between Russia and Ukraine

The Company considered the uncertainty relating to the continuing military conflict between Russia and Ukraine in assessing the recoverability of receivables, inventories, goodwill, intangible assets, investments and other assets. The outcome of the war is difficult to predict, and it could have an adverse impact on the macroeconomic environment. Management has considered all potential impacts of the war including adherence of global sanctions and other restrictive measures against Russia and any retaliatory actions taken by Russia. For this purpose, the Company considered internal and external sources of information up to the date of approval of these interim financial statements.

The Company’s supply chain has been impacted primarily in Russia and Ukraine, both in terms of higher freight costs and increase in the lead time by suppliers. However, the Company has been able to service its customers without any significant shortages or disruptions. The Company based on its judgments, estimates and assumptions including sensitivity analysis, expects to fully recover the carrying amounts of receivables, inventories, goodwill, intangible assets, investments and other assets. Accordingly, during the nine months ended December 31, 2022, the impact of this conflict on the Company’s operations, cash flows and financial condition was not material. The Company will continue to closely monitor any material changes to future economic conditions.

26. Update on the Inspection of facilities from the U.S. FDA

Month and year	Unit	Details of observations
July 2022	Formulations manufacturing facility (FTO XI) at Srikakulam, India	Two observations were noted in the U.S. FDA inspection. The Company responded to the observations in July 2022. In August 2022, an Establishment Inspection Report (“EIR”) was issued by the U.S. FDA indicating the closure of audit.

27. Subsequent events

On January 11, 2023, the Company entered into an agreement with Pfizer Products India Private Limited to acquire oncology brand PRIMCYV® in India for a consideration of Rs.150.

34

ITEM 2. OPERATING AND FINANCIAL REVIEW, TREND INFORMATION

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements, the related notes and the “Operating and Financial Review and Prospects” section included in our Annual Report on Form 20-F for the fiscal year ended March 31, 2022, and the interim financial statements included in our report on Form 6-K for the three months ended June 30, 2022 and the six months ended September 30, 2022, all of which are on file with the SEC, as well as the unaudited condensed consolidated interim financial statements and related notes contained in this report on Form 6-K.

This discussion contains forward-looking statements that involve risks and uncertainties. When used in this discussion, the words “anticipate”, “believe”, “estimate”, “intend”, “will” and “expect” and other similar expressions as they relate to us or our business are intended to identify such forward-looking statements. Actual results, performances or achievements could differ materially from those expressed or implied in such forward-looking statements. Factors that could cause or contribute to such differences include those described under the heading “Risk Factors” in our Form 20-F. Readers are cautioned not to place reliance on these forward-looking statements which reflect management’s analysis and assumptions only as of the date hereof. We undertake no obligation to publicly update or revise the forward-looking statements, whether as a result of new information, future events, or otherwise.

Section A:

Three months ended December 31, 2022 compared to the three months ended December 31, 2021

The following table sets forth, for the periods indicated, financial data along with respective percentages to total revenues and the increase (or decrease) by item as a percentage of the amount over the comparable period in the previous year.

	For the three months ended December 31,
	2022			2021
	Rs. in millions		% of Revenues	Rs. in millions		% of Revenues	Increase/ (Decrease)
Revenues	Rs.	67,700	100.0%	Rs.	53,197	100.0%	27%
Gross profit		40,093	59.2%		28,612	53.8%	40%
Selling, general and administrative expenses		17,981	26.6%		15,411	29.0%	17%
Research and development expenses		4,821	7.1%		4,159	7.8%	16%
Impairment of non-current assets		134	0.2%		47	0.1%	185%
Other expense/(income), net		732	1.1%		(240)	(0.5%)	-
Results from operating activities		16,425	24.3%		9,235	17.4%	78%
Finance (expense)/income, net		(139)	(0.2%)		289	0.5%	-
Share of profit of equity accounted investees, net of tax		60	0.1%		185	0.3%	(68%)
Profit before tax		16,346	24.1%		9,709	18.3%	68%
Tax expense, net		3,875	5.7%		2,644	5.0%	47%
Profit for the period	Rs.	12,471	18.4%	Rs.	7,065	13.3%	77%

Revenues

Our overall consolidated revenues were Rs.67,700 million for the three months ended December 31, 2022, an increase of 27% as compared to Rs.53,197 million for the three months ended December 31, 2021.

The following table sets forth, for the periods indicated, our consolidated revenues by segment:

	For the three months ended December 31,
	2022			2021
	Rs. in millions		Revenues % of Total	Rs. in millions		Revenues % of Total	Increase/ (Decrease)
Global Generics	Rs.	59,241	88%	Rs.	44,508	84%	33%
Pharmaceutical Services and Active Ingredients (PSAI)		7,758	11%		7,271	14%	7%
Others		701	1%		1,418	2%	(51%)
Total	Rs.	67,700	100%	Rs.	53,197	100%	27%

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Segment Analysis

Global Generics

Revenues from our Global Generics segment were Rs.59,241 million for the three months ended December 31, 2022, an increase of 33% as compared to Rs.44,508 million for the three months ended December 31, 2021. The revenue increase was in all of the four business geographies of this segment: North America (the United States and Canada), Europe, India, and “Emerging Markets” (which is comprised of Russia, other countries of the former Soviet Union, Romania and certain other countries from our “Rest of the World” markets, including South Africa, China, Brazil and Australia).

The foregoing increase in revenues of this segment was attributable to the following factors:

•	an increase of approximately 33% resulting from new products launched during the period;

•	an increase of approximately 4% resulting from foreign exchange rate gains;

•	an increase of approximately 3% resulting from a net increase in the sales volumes of existing products in this segment; and

•	the foregoing was partially offset by a decrease of approximately 7% resulting from the net impact of changes in sales prices of the products in this segment.

North America (the United States and Canada): Our Global Generics segment’s revenues from North America (the United States and Canada) were Rs.30,567 million for the three months ended December 31, 2022, an increase of 64% as compared to Rs.18,645 million for the three months ended December 31, 2021. In U.S. dollar absolute currency terms (i.e., U.S. dollars without taking into account the effect of currency exchange rates), such revenues, increased by 51% in the three months ended December 31, 2022 as compared to the three months ended December 31, 2021.

This increase in revenues was largely attributable to new product launches between January 1, 2022 and December 31, 2022 (such as lenalidomide capsules and sorafenib tablets) and an increase in volumes of certain of our existing products, which was partly offset by price erosion in certain of our existing products.

During the three months ended December 31, 2022, we launched five new products in the United States, which were desmopressin MDV, OTC guaifenesin ER, fingolimod capsules, thiotepa 100 mg injection and biorphen injection.

During the three months ended December 31, 2022, we made one new ANDA filing with the U.S. FDA. As of December 31, 2022, we had 78 filings pending approval with the U.S. FDA, which includes 75 ANDAs and three NDAs filed under section 505(b)(2). Out of these 78 ANDA filings, 41 are Paragraph IV filings and we believe we are the first to file with respect to 21 of these filings.

Europe: Our Global Generics segment’s revenues from Europe are primarily derived from Germany, the United Kingdom, Italy, France and Spain. Such revenues were Rs.4,303 million for the three months ended December 31, 2022, an increase of 6% as compared to Rs.4,058 million for the three months ended December 31, 2021. This increase was primarily on account of an increase in the sales volumes of some of our existing products and new products launched between January 1, 2022 and December 31, 2022, partly offset by price erosion in certain of our existing products and adverse foreign exchange rates.

India: Our Global Generics segment’s revenues from India for the three months ended December 31, 2022 were Rs.11,274 million, an increase of 10% as compared to Rs.10,266 million for the three months ended December 31, 2021. This increase was attributable to revenues from new products launched between January 1, 2022 and December 31, 2022 and an increase in sales prices of some of our existing products, which was partially offset by a decrease in sales volumes of some of our existing products. During the three months ended December 31, 2022, we launched two new brands in India.

According to IQVIA in its report for the three months ended December 31, 2022, our secondary sales in India grew by 4.4% during such period, as compared to the India pharmaceutical market’s growth of 10.0%.

Emerging Markets: Our Global Generics segment’s revenues from “Emerging Markets” (which is comprised of Russia, other countries of the former Soviet Union, Romania and certain other countries from our “Rest of the World” markets, including South Africa, China, Brazil and Australia) for the three months ended December 31, 2022 were Rs.13,097 million, an increase of 14% as compared to Rs.11,539 million for the three months ended December 31, 2021.

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Russia: Our Global Generics segment’s revenues from Russia for the three months ended December 31, 2022 were Rs.6,875 million, an increase of 45% as compared to Rs.4,746 million for the three months ended December 31, 2021. In Russian rouble absolute currency terms (i.e., Russian roubles without taking into account the effect of currency exchange rates), such revenues increased by 29%. The increase in revenues was primarily on account of an increase in sales prices of certain of our existing products and increase in volumes of certain of our existing products. Our over-the-counter (“OTC”) division’s revenues from Russia for the three months ended December 31, 2022 were 48% of our total revenues from Russia.

According to IQVIA, as per its report for the two months ended November 30, 2022, our sales value (in Russian roubles) growth and volume growth from Russia, as compared to the Russian pharmaceutical market sales value (in Russian roubles) growth and volume growth was as follows:

	For the two months ended November 30, 2022
	Dr. Reddy's Laboratories Ltd.		Russian pharmaceutical market
	Sales value	Volume	Sales value	Volume
Prescription (Rx)	1.0%	(2.8%)	3.0%	(2.7%)
Over-the-counter (OTC)	6.1%	(4.7%)	(2.3%)	(8.0%)
Total (Rx + OTC)	3.6%	(4.1%)	0.2%	(6.6%)

Other countries of the former Soviet Union and Romania: Our Global Generics segment’s revenues from other countries of the former Soviet Union and Romania were Rs.2,239 million for the three months ended December 31, 2022, a decrease of 6% as compared to Rs.2,375 million for the three months ended December 31, 2021. This decrease was attributable to a decrease in sales volumes of certain of our existing products and adverse foreign exchange rates, partially offset by an increase in sales prices of certain of our existing products and by additional revenues from new products launched between January 1, 2022 and December 31, 2022.

“Rest of the World” Markets: We refer to all markets of this segment other than North America (the United States and Canada), Europe, Russia and other countries of the former Soviet Union, Romania and India as our “Rest of the World” markets. Our Global Generics segment’s revenues from our “Rest of the World” markets were Rs.3,983 million for the three months ended December 31, 2022, a decrease of 10% as compared to Rs.4,418 million for the three months ended December 31, 2021. This decrease was largely attributable to a decrease in the sales volumes of certain of our existing products and a decrease in prices of certain of our existing products, partly offset by additional revenues from new products launched between January 1, 2022 and December 31, 2022 and favourable foreign exchange rates.

Pharmaceutical Services and Active Ingredients (“PSAI”)

Our PSAI segment’s revenues for the three months ended December 31, 2022 were Rs.7,758 million, an increase of 7% as compared to Rs.7,271 million for the three months ended December 31, 2021. In U.S. dollar absolute currency terms (i.e., U.S. dollars without taking into account the effect of currency exchange rates), such revenues decreased by 2% in the three months ended December 31, 2022 as compared to the three months ended December 31, 2021. This decrease was largely attributable to the decrease in prices of certain of our existing products.

Gross Profit

Our total gross profit was Rs.40,093 million for the three months ended December 31, 2022, representing 59.2% of our revenues for that period, as compared to Rs.28,612 million for the three months ended December 31, 2021, representing 53.8% of our revenues for that period.

The following table sets forth, for the period indicated, our gross profits by segment:

	For the three months ended December 31,
	2022			2021
	(Rs. in millions)
	Gross Profit		% of Segment Revenue	Gross Profit		% of Segment Revenue
Global Generics	Rs.	38,255	64.6%	Rs.	25,731	57.8%
PSAI		1,409	18.2%		1,638	22.5%
Others		429	61.1%		1,243	87.7%
Total	Rs.	40,093	59.2%	Rs.	28,612	53.8%

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The gross profit margin from our Global Generics segment increased to 64.6% of this segment’s revenues for the three months ended December 31, 2022 from 57.8% for the three months ended December 31, 2021. This increase was on account of an increase in contributions from new products having higher gross margins, an increase in the proportion of sales of certain products with higher gross margins and favourable foreign exchange rates. This increase was partially offset by price erosion in certain of our products, primarily in the United States and Europe.

The gross profit margin from our PSAI segment decreased to 18.2% of this segment’s revenues for the three months ended December 31, 2022, from 22.5% for the three months ended December 31, 2021. This decrease was primarily on account of a higher percentage of manufacturing overhead costs on lower sales base and adverse changes in our product mix.

Selling, general and administrative expenses

Our selling, general and administrative expenses were Rs.17,981 million for the three months ended December 31, 2022, an increase of 17% as compared to Rs.15,411 million for the three months ended December 31, 2021. After taking into account the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, this increase was largely attributable to the following:

•	a 9% increase due to higher personnel costs, primarily on account of annual raises and foreign exchange rates;

•	a 3% increase due to higher sales and marketing expenses;

•	a 2% increase due to higher travel and vehicle expenses; and

•	a 3% increase due to higher other costs

As a proportion of our total revenues, our selling, general and administrative expenses decreased to 26.6% for the three months ended December 31, 2022 from 29.0% for the three months ended December 31, 2021.

Impairment of non-current assets

Our impairment of non-current assets charge were Rs.134 million for the three months ended December 31, 2022 as compared to a charge of Rs.47 million for the three months December 31, 2021 (Refer to Note 8 and Note 10 of the interim financial statements in this report for further details).

Research and development expenses

Our research and development expenses were Rs.4,821 million for the three months ended December 31, 2022, an increase of 16% as compared to Rs.4,159 million for the three months ended December 31, 2021. This increase was primarily on account of higher developmental expenditures on certain projects in our Global Generics and PSAI segments.

As a proportion of our total revenues, our research and development expenses was at 7.1% for the three months ended December 31, 2022, as compared to 7.8% for the three months ended December 31, 2021.

Other income, net

Our net other expense was Rs.732 million for the three months ended December 31, 2022, as compared to net other income of Rs.240 million for the three months ended December 31, 2021. Net other expense during the three months ended December 31, 2022, included an amount of Rs.991 million (EUR11.36 million) representing the loss on sale of assets, pursuant to an agreement with Delpharm Development Leiden B.V for the transfer of certain assets, liabilities and employees at its site at Leiden, Netherlands.

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Finance income, net

Our net finance expense was Rs.139 million for the three months ended December 31, 2022, as compared to net finance income of Rs.289 million for the three months ended December 31, 2021. This decrease in net finance income was due to the following:

•	profit on sale of investments, and unrealized gains on investments recorded at fair value through profit and loss, of Rs.245 million for the three months ended December 31, 2022, as compared to profit on sale of investments of Rs.26 million for the three months ended December 31, 2021;

•	net interest expense of Rs.145 million for the three months ended December 31, 2022, as compared to net interest income of Rs.47 million for the three months ended December 31, 2021; and

•	net foreign exchange loss of Rs.239 million for the three months ended December 31, 2022, as compared to net foreign exchange gain of Rs.216 million for the three months ended December 31, 2021.

Profit before tax

As a result of the above, our profit before tax was Rs.16,346 million for the three months ended December 31, 2022, as compared to Rs.9,709 million for the three months ended December 31, 2021.

Tax expense

Our consolidated weighted average tax rate was 23.7% for the three months ended December 31, 2022, as compared to 27.1% for the three months ended December 31, 2021.

The effective rate of tax for the three months ended December 31, 2022 was lower primarily on account of the changes in our jurisdictional mix of earnings (i.e., an increase in the proportion of our profits from lower tax jurisdictions and decrease in proportion of our profits from higher tax jurisdictions).

Our tax expense was Rs.3,875 million for the three months ended December 31, 2022 as compared to Rs.2,644 million for the three months ended December 31, 2021.

Profit for the period

As a result of the above, our net profit was Rs.12,471 million for the three months ended December 31, 2022, representing 18.4% of our total revenues for such period, as compared to Rs.7,065 million for the three months ended December 31, 2021, representing 13.3% of our total revenues for such period.

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Section B:

Nine months ended December 31, 2022 compared to the nine months ended December 31, 2021

The following table sets forth, for the periods indicated, financial data along with respective percentages to total revenues and the increase (or decrease) by item as a percentage of the amount over the comparable period in the previous year.

	For the nine months ended December 31,
	2022			2021
	Rs. in millions		% of Revenues	Rs. in millions		% of Revenues	Increase/ (Decrease)
Revenues	Rs.	182,911	100.0%	Rs.	160,023	100.0%	14%
Gross profit		103,346	56.5%		85,097	53.2%	21%
Selling, general and administrative expenses		50,034	27.4%		46,407	29.0%	8%
Research and development expenses		14,015	7.7%		13,156	8.2%	7%
Impairment of non-current assets		159	0.1%		47	0.0%	238%
Other income, net		(5,626)	(3.1%)		(2,470)	(1.5%)	128%
Results from operating activities		44,764	24.5%		27,957	17.5%	60%
Finance income, net		2,054	1.1%		1,260	0.8%	63%
Share of profit of equity accounted investees, net of tax		294	0.2%		598	0.4%	(51%)
Profit before tax		47,112	25.8%		29,815	18.6%	58%
Tax expense, net		11,637	6.4%		7,122	4.5%	63%
Profit for the period		35,475	19.4%	Rs.	22,693	14.2%	56%

Revenues

Our overall consolidated revenues were Rs.182,911 million for the nine months ended December 31, 2022, an increase of 14% as compared to Rs.160,023 million for the nine months ended December 31, 2021.

The following table sets forth, for the periods indicated, our consolidated revenues by segment:

	For the nine months ended December 31,
	2022			2021
	Rs. in millions		Revenues % of Total	Rs. in millions		Revenues % of Total	Increase/ (Decrease)
Global Generics	Rs.	159,511	87%	Rs.	133,052	83%	20%
PSAI		21,282	12%		23,183	14%	(8%)
Others		2,118	1%		3,788	3%	(44%)
Total	Rs.	182,911	100%	Rs.	160,023	100%	14%

Segment Analysis

Global Generics

Revenues from our Global Generics segment were Rs.159,511 million for the nine months ended December 31, 2022, an increase of 20% as compared to Rs.133,052 million for the nine months ended December 31, 2021. The revenue increase was in all of the four business geographies of this segment: North America (the United States and Canada), Europe, India, and “Emerging Markets” (which is comprised of Russia, other countries of the former Soviet Union, Romania and certain other countries from our “Rest of the World” markets, including South Africa, China, Brazil and Australia).

The foregoing increase in revenues of this segment was attributable to the following factors:

•	an increase of approximately 25% resulting from new products launched during the period;
•	an increase of approximately 3% resulting from foreign exchange rate gains;
•	an increase of approximately 1% resulting from a net increase in the sales volumes of existing products in this segment; and

•	the foregoing was partially offset by a decrease of approximately 8% resulting from the net impact of changes in sales prices of the products in this segment.

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North America (the United States and Canada): Our Global Generics segment’s revenues from North America (the United States and Canada) were Rs.76,383 million for the nine months ended December 31, 2022, an increase of 39% as compared to Rs.54,944 million for the nine months ended December 31, 2021. In U.S. dollar absolute currency terms (i.e., U.S. dollars without taking into account the effect of currency exchange rates), such revenues increased by 30% in the nine months ended December 31, 2022 as compared to the nine months ended December 31, 2021.

During the nine months ended December 31, 2022, we launched 19 new products in North America (the United States and Canada). We launched 17 new products in the United States, which are ketorolac, OTC nicotine lozenges original, methylprednisolone sodium succinate, pemetrexed injection, posaconazole tablet, sorafenib, lenalidomide capsules, fesoterodine fumarate tablets, bortezomib inj 3.5mg, neostigmine PFS, potassium chloride UD, fexofenadine HCl + pseudoephedrine HCl ER tablets, desmopressin MDV, OTC guaifenesin ER, fingolimod capsules, thiotepa 100 mg injection and biorphen injection. We also launched two new products in Canada, which are pemetrexed and oxaliplatin.

Europe: Our Global Generics segment’s revenues from Europe were Rs.12,644 million for the nine months ended December 31, 2022, an increase of 4% as compared to Rs.12,187 million for the nine months ended December 31, 2021. After taking into account the impact of exchange rate fluctuations of the Indian rupee against the European Euro and Great Britain’s Pound sterling, this increase was largely attributable to an increase in the sales volumes of certain of our existing products and to certain new products launched, partly offset by a decrease in prices of certain of our existing products.

India: Our Global Generics segment’s revenues from India were Rs.36,113 million for the nine months ended December 31, 2022, an increase of 12% as compared to Rs.32,268 million for the nine months ended December 31, 2021. During the nine months ended December 31, 2022, we launched nine new brands in India.

According to IQVIA in its Moving Annual Total report for the twelve months ended December 31, 2022, our secondary sales in India grew by 2.5% during such period, as compared to the India pharmaceutical market’s growth of 6.5%.

Emerging Markets: Our Global Generics segment’s revenues from “Emerging Markets” (which is comprised of Russia, other countries of the former Soviet Union, Romania and certain other countries which we refer to as our “Rest of the World” markets, primarily South Africa, China, Brazil and Australia) for the nine months ended December 31, 2022 were Rs.34,371 million, an increase of 2% as compared to Rs.33,653 million for the nine months ended December 31, 2021.

Russia: Our Global Generics segment’s revenues from Russia for the nine months ended December 31, 2022 were Rs.16,036 million, an increase of 14% as compared to Rs.14,015 million for the nine months ended December 31, 2021. In Russian rouble absolute currency terms (i.e., Russian roubles without taking into account the effect of currency exchange rates), such revenues increased by 5%. Our OTC division’s revenues from Russia for the nine months ended December 31, 2022 were 49% of our total revenues from Russia.

According to IQVIA, as per its report for the eight months ended November 30, 2022, our sales value growth (in Russian roubles) and volume growth from Russia, as compared to the Russian pharmaceutical market, was as follows:

	For the eight months ended November 30, 2022
	Dr. Reddy's Laboratories Ltd.		Russian pharmaceutical market
	Sales value	Volume	Sales value	Volume
Prescription (Rx)	2.6%	(3.3%)	6.0%	(1.2%)
Over-the-counter (OTC)	9.8%	1.2%	3.9%	(4.3%)
Total (Rx + OTC)	6.1%	(0.3%)	4.9%	(3.4%)

Other Countries of former Soviet Union and Romania: Our Global Generics segment’s revenues from other countries of the former Soviet Union and Romania were Rs.6,315 million for the nine months ended December 31, 2022, an increase of 5% as compared to Rs.5,987 million for the nine months ended December 31, 2021.

“Rest of the World” Markets: We refer to all markets of this segment other than North America (the United States and Canada), Europe, Russia and other countries of the former Soviet Union, Romania and India as our “Rest of the World” markets. Our Global Generics segment’s revenues from our “Rest of the World” markets were Rs.12,020 million for the nine months ended December 31, 2022, a decrease of 12% as compared to Rs.13,651 million for the nine months ended December 31, 2021.

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Pharmaceutical Services and Active Ingredients (“PSAI”)

Our PSAI segment’s revenues for the nine months ended December 31, 2022 were Rs.21,282 million, a decrease of 8% as compared to Rs.23,183 million for the nine months ended December 31, 2021. After taking into account the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, this decrease was largely attributable to a decrease in sales volumes and prices of some our existing products, partially offset by the contribution from new products launched.

Gross Profit

Our total gross profit was Rs.103,347 million for the nine months ended December 31, 2022, representing 56.5% of our revenues for that period, as compared to Rs.85,097 million for the nine months ended December 31, 2021, representing 53.2% of our revenues for that period.

	For the nine months ended December 31,
	2022			2021
	(Rs. in millions)
	Gross Profit		% of Segment Revenue	Gross Profit		% of Segment Revenue
Global Generics	Rs.	99,221	62.2%	Rs.	76,440	57.5%
Pharmaceutical Services and Active Ingredients (PSAI)		2,752	12.9%		5,434	23.4%
Others		1,373	64.8%		3,223	85.1%
Total	Rs.	103,346	56.5%	Rs.	85,097	53.2%

After taking into account the impact of the exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, the gross profit margin from our Global Generics segment increased to 62.2% of this segment’s revenues for the nine months ended December 31, 2022, from 57.5% for the nine months ended December 31, 2021. This increase was on account of increase in the proportion of certain new product sales with higher gross margins, manufacturing incentives and favorable changes in our product mix. This increase was partially offset by price erosion in certain of our products, primarily in our generic markets.

The gross profit margin from our PSAI segment decreased to 12.9% of this segment’s revenues for the nine months ended December 31, 2022, from 23.4% for the nine months ended December 31, 2021. This decrease was primarily on account of certain inventory write-down provisions, higher percentage of manufacturing overhead costs on a lower sales base and adverse changes in our product mix.

Selling, general and administrative expenses

Our selling, general and administrative expenses were Rs.50,034 million for the nine months ended December 31, 2022, an increase of 8% as compared to Rs.46,407 million for the nine months ended December 31, 2021. After taking into account the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, this increase was largely attributable to the following:

•	a 7% increase due to higher personnel costs, primarily on account of annual raises and foreign exchange rates;

•	a 2% increase due to higher sales and marketing expenses;

•	a 2% increase due to higher travel and vehicle expenses;

•	a 2% increase due to higher freight costs; and

•	the foregoing was partly offset by:

o	a 3% decrease due to lower royalty fees; and

o	a 2% decrease due to lower legal and professional expenses.

As a proportion of our total revenues, our selling, general and administrative expenses were 27.4% for the nine months ended December 31, 2022, as compared to 29.0% for the nine months ended December 31, 2021.

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Impairment of non-current assets

Our impairment of non-current assets expense charge were Rs.159 million for the nine months ended December 31, 2022 as compared to a charge of Rs.47 million for the nine months December 31, 2021. (Refer to Note 8 and Note 10 of the interim financial statements in this report for further details).

Research and development expenses

Our research and development costs were Rs.14,015 million for the nine months ended December 31, 2022, an increase of 7% as compared to Rs.13,156 million for the nine months ended December 31, 2021. This increase was primarily on account of higher developmental expenditure on certain projects for our biosimilars, generics and new chemical entities (“NCEs”) pipeline.

As a proportion of our total revenues, our research and development expenses was at 7.7% for the nine months ended December 31, 2022, as compared to 8.2% for the nine months ended December 31, 2021.

Other income, net

Our net other income was Rs.5,626 million for the nine months ended December 31, 2022, as compared to net other income of Rs.2,470 million for the nine months ended December 31, 2021. The other income was higher for the nine months ended December 31, 2022 primarily on account of recognition of income of Rs. 5,638 million (U.S.$ 71.39 million discounted to present value) from a settlement agreement, with Indivior Inc., Indivior UK Limited, and Aquestive Therapeutics, Inc., resolving all claims between the parties relating to the generic buprenorphine and naloxone sublingual film, 2 mg/0.5 mg, 4 mg/1 mg, 8 mg/2 mg, and 12 mg/3 mg dosages. Other income for nine months ended December 31, 2021 included recognition of an income of Rs.1,064 million towards the sale of all of our rights relating to our anti-cancer agent E7777 (denileukin diftitox) to Citius Pharmaceuticals, Inc.

Finance income, net

Our net finance income was Rs.2,054 million for the nine months ended December 31, 2022, as compared to Rs.1,260 million for the nine months ended December 31, 2021. This increase in net finance income was due to the following:

•	profit on sale of investments, and unrealized gains on investments recorded at fair value through profit and loss, of Rs.323 million for the nine months ended December 31, 2022, as compared to profit on sale of investments of Rs.243 million for the nine months ended December 31, 2021;

•	net interest expense of Rs.368 million for the nine months ended December 31, 2022, as compared to net interest income of Rs.66 million for the nine months ended December 31, 2021; and

•	net foreign exchange gain of Rs.2,099 million for the nine months ended December 31, 2022, as compared to net foreign exchange gain of Rs.951 million for the nine months ended December 31, 2021.

Profit before tax

As a result of the above, our profit before tax was Rs.47,112 million for the nine months ended December 31, 2022, an increase of 58% as compared to Rs.29,815 million for the nine months ended December 31, 2021.

Tax expense

Our consolidated weighted average tax rate was 24.7% for the nine months ended December 31, 2022, as compared to 23.9% for the nine months ended December 31, 2021. Our tax expense was Rs.11,637 million for the nine months ended December 31, 2022 as compared to Rs.7,122 million for the nine months ended December 31, 2021.

Profit for the period

As a result of the above, our net profit was Rs.35,475 million for the nine months ended December 31, 2022, representing 19.4% of our total revenues for such period, as compared to Rs.22,693 million for the nine months ended December 31, 2021, representing 14.2% of our total revenues for such period.

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ITEM 3. LIQUIDITY AND CAPITAL RESOURCES

We have primarily financed our operations through cash flows generated from operations and a mix of long-term and short-term borrowings. Our principal liquidity and capital needs are for the purchase of property, plant and equipment, regular business operations and research and development.

Our principal sources of short-term liquidity are internally generated funds and short-term borrowings, which we believe are sufficient to meet our working capital requirements.

Principal Debt Obligations

The following table provides a list of our principal debt obligations (excluding lease obligations) outstanding as of December 31, 2022:

	Amount (Rs. in millions)		Currency(1)	Interest Rate(2)
Pre-shipment credit	Rs.	3,000	INR	3 Months T-bill + 20 bps
Other working capital borrowings		8,468	RUB	9.80% to 14.10%
			MXN	TIIE + 1.15%
			BRL	CDI + 1.20%
			INR	8.64%
Long-term Non-convertible debentures		3,800	INR	6.77%

(1)	“INR” means Indian rupees, “RUB” means Russian roubles, “MXN” means Mexican pesos, and “BRL” means Brazilian reals.

(2)	“TIIE” means the Equilibrium Inter-banking Interest Rate (Tasa de Interés Interbancaria de Equilibrio), “T-bill” means the India Treasury bill interest rate, “CDI” means the Brazilian interbank deposit rate (Certificado de Depósito Interbancário)

Summary of statements of cash flows

The following table summarizes our statements of cash flows for the periods presented:

	For the nine months ended December 31,
	2022		2021
	(Rs. in millions)
Net cash from/(used in):
Operating activities	Rs.	39,196	Rs.	18,989
Investing activities		(25,600)		(4,399)
Financing activities		(22,563)		(7,519)
Net (decrease)/increase in cash and cash equivalents	Rs.	(8,967)	Rs.	7,071

In addition to cash, inventory and accounts receivable, our unused sources of liquidity included Rs.61,709 million available in credit under revolving credit facilities with banks as of December 31, 2022.

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Cash Flows from Operating Activities

The result of operating activities was a net cash inflow of Rs.39,136 million for the nine months ended December 31, 2022, as compared to a cash inflow of Rs. 18,989 million for the nine months ended December 31, 2021.

The increase in net cash inflow of Rs.20,207 million was primarily due to an increase in our profit after tax and working capital requirements.

Our average days’ sales outstanding (“DSO”) as of December 31, 2022, March 31, 2022 and December 31, 2021 were 99 days, 108 days and 104 days, respectively.

Cash Flows used in Investing Activities

Our investing activities resulted in net cash outflows of Rs.25,600 million and Rs. 4,399 million for the nine months ended December 31, 2022 and 2021, respectively. The increase in net cash inflow was primarily on account of the following:

•	net purchases of other investments of Rs.11,093 million for the nine months ended December 31, 2022, as compared to net proceeds from sales of other investments of Rs. 6,814 million for the nine months ended December 31, 2021; and

•	the acquisition of property, plant and equipment, and other intangible assets, net of dispositions, of Rs.15,062 million for the nine months ended December 31, 2022, as compared to Rs. 11,885 million for the nine months ended December 31, 2021.

Cash Flows from Financing Activities

Our financing activities resulted in net cash outflows of Rs. 22,563 million and Rs. 7,519 million for the nine months ended December 31, 2022 and 2021, respectively. The increase in net cash outflow was primarily on account of the following:

•	net repayment of short-term borrowings of Rs.15,569 million for the nine months ended December 31, 2022, as compared to net repayment from short-term borrowings of Rs.2,083 million for the nine months ended December 31, 2021;

•	payments of dividends of Rs.4,979 million for the nine months ended December 31, 2022, as compared to payments of dividends of Rs.4,146 million for the nine months ended December 31,2021;

•	interest payments of Rs. 1,464 million for the nine months ended December 31, 2022, as compared to interest payments of Rs. 1,032 million for the nine months ended December 31, 2021; and

•	payments of the principal portion of lease liabilities of Rs.698 million for the nine months ended December 31, 2022, as compared to payments of the principal portion of lease liabilities of Rs.584 million for the nine months ended December 31, 2021.

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ITEM 4.	OTHER MATTERS

None

ITEM 5.	EXHIBITS

Exhibit Number	Description of Exhibits

99.1	Review report of Independent Registered Public Accounting Firm

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED (Registrant)
Date: January 25, 2023	By:	/s/ Kumar Randhir Singh
		Name:	Kumar Randhir Singh
		Title:	Company Secretary

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